Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock (Including any Associated Rights)

of

CEC Entertainment, Inc.

at

$54.00 NET PER SHARE

by

Q Merger Sub Inc.

a wholly owned subsidiary of

Queso Holdings Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:30 A.M., NEW YORK CITY TIME, ON FEBRUARY 14, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED. CEC ENTERTAINMENT, INC. COMMON STOCK TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer (as defined herein) is being made pursuant to an Agreement and Plan of Merger, dated as of January 15, 2014 (the “Merger Agreement”), by and among Queso Holdings Inc., a Delaware corporation (“Parent”), Q Merger Sub Inc., a Kansas corporation (the “Offeror” or “Merger Sub”) and a direct wholly owned subsidiary of Parent, and CEC Entertainment, Inc., a Kansas corporation (the “Company”). The Offeror is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the “Common Stock”) and any associated rights (“Rights”) issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of January 15, 2014, between the Company and Computershare Trust Company, N.A., as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”), at a price of $54.00 per Share, net to the seller in cash, without interest (the “Offer Price”), and subject to deduction for (i) any applicable withholding taxes and (ii) any fees charged by a broker or nominee to beneficial holders of Shares, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the letter of transmittal enclosed with this Offer to Purchase (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The Offer is conditioned upon, among other things, there being validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the expiration of the Offer (the latest time and date on which the Offer expires, as it may be extended by the Offeror in accordance with the Merger Agreement, the “Offer Expiration Date”) a number of Shares which, when added to the Shares owned by Parent and its affiliates, would represent more than 50% of the Shares then outstanding determined on a fully-diluted basis on the date of purchase. See Section 14 –“Certain Conditions of the Offer” – of this Offer to Purchase. Following the purchase by the Offeror of Shares in the Offer and, if applicable, the issuance of shares of Common Stock pursuant to the top-up option granted to the Offeror in the Merger Agreement, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement (including the successful completion of the Offer, except in certain circumstances in which the Offeror is permitted to terminate the Offer to pursue the Merger) and in accordance with the relevant provisions of the Kansas General Corporation Code (the “KGCC”), the Offeror will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent, and an indirect wholly owned subsidiary of AP VIII Queso Holdings, L.P. (the “Holding Partnership”), a Delaware limited partnership. All of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”). At the closing of the Merger (the “Effective Time”), each outstanding share of Common Stock (other than shares of Common Stock owned (i) by Parent, the Offeror or the Company or (ii) by any stockholders of the Company who properly perfect their appraisal rights under the KGCC) will be cancelled and converted into the right to receive the Offer Price. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer, (ii) resolved to direct that the Merger Agreement be submitted to the stockholders of the Company for adoption and approval if the vote of the stockholders of the Company is required by applicable law in order to consummate the Merger, and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement if the vote of the stockholders of the Company is required by applicable law in order to consummate the Merger, in each case on the terms and subject to the conditions of the Merger Agreement. Accordingly, the Company Board has unanimously recommended (the “Company Board Recommendation”) that the Company’s stockholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

The Offer is being made for shares of Common Stock and any associated Rights. In order to be valid, any tender of shares of Common Stock must include a tender of any and all Rights associated with such shares of Common Stock. To the extent Rights have been distributed prior to the date a stockholder tenders shares of Common Stock, holders of shares of Common Stock will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender. If separate certificates representing Rights are distributed to the Company’s stockholders as a result of the occurrence of a Triggering Event (as defined in Section 11 –“The Merger Agreement and Other Agreements”), a tender of shares of Common Stock would need to be accompanied by a simultaneous tender of the certificates representing the related Rights. However, stockholders that tender, and have not validly withdrawn, their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock.

A summary of the principal terms of the Offer appears on pages S-1 through S-14. You should read this entire Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to the Offeror in the Offer, you should either (i) (a) if Shares to be tendered are certificated, complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions therein (including having your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal) and mail or deliver the Letter of Transmittal and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) together with certificates evidencing the shares of Common Stock tendered, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, certificates representing the associated Rights, or (b) follow the procedure for book-entry transfer set forth in Section 3 –“Procedures for Accepting the Offer and Tendering Shares,” or (ii) request your broker or other nominee effect the transaction for you, in each case, prior to the Offer Expiration Date. If your Shares are registered in the name of a broker or other nominee, you must contact such person if you wish to tender those Shares.

If you wish to tender Shares to Offeror and cannot deliver certificates evidencing those shares of Common Stock, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, cannot deliver certificates representing those associated Rights, and all other required documents to the Depositary on or prior to the Offer Expiration Date, or you otherwise cannot comply with the procedures for book-entry transfer of Shares held in book-entry form at The Depository Trust Company on a timely basis, you may be able to tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 –“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and any other materials related to the Offer may be obtained from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov. Stockholders may also contact their broker or other nominee for assistance or copies of these documents.

This Offer to Purchase and the related Letter of Transmittal, contain important information and you should read them carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

January 16, 2014

i

SUMMARY TERM SHEET

We are Q Merger Sub Inc., or “Offeror”, a wholly owned subsidiary of Parent, and we are offering to purchase all of the outstanding Shares for $54.00 per Share, net to the seller in cash, without interest and subject to deduction for any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This section, entitled Summary Term Sheet (this “Summary Term Sheet”), provides important and material information about our Offer that is described in more detail elsewhere in this Offer to Purchase, but this Summary Term Sheet may not include all of the information about our Offer that is important to you. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this Summary Term Sheet to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase in which more complete descriptions of the topics covered in this Summary Term Sheet appear. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we,” and “our” to refer to the Offeror and, where appropriate, Parent and the Offeror, collectively.

Who is offering to buy my Shares?

Our name is Q Merger Sub Inc. We are a Kansas corporation and a direct wholly owned subsidiary of Queso Holdings Inc., a Delaware corporation, or “Parent.” Parent is a direct wholly owned subsidiary of AP VIII Queso Holdings, L.P., a Delaware limited partnership, or the “Holding Partnership.” Each of us, Parent and the Holding Partnership were formed for the sole purpose of conducting a tender offer for all of the Shares and completing the Merger and the related transactions. All of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain equity funds managed by Management VIII (Management VIII, together with Apollo Management, L.P. and any of its other affiliates, “Apollo”). See the “Introduction” to, Section 8 –“Certain Information Concerning Management VIII, the Holding Partnership, Parent and the Offeror” of and Schedule I to this Offer to Purchase.

How many Shares are you offering to purchase in the Offer?

We are seeking to purchase all of the outstanding shares of Common Stock of the Company and any associated Rights. As of January 14, 2014, based on information provided by the Company, there were 17,530,841 shares of Common Stock issued and outstanding. See the “Introduction” to, Section 1 –“Terms of the Offer” and Section 11 –“The Merger Agreement and Other Agreements” of this Offer to Purchase.

Why are you conducting the Offer?

We are conducting the Offer because we want to acquire all of the outstanding equity interests in the Company. If the Offer is successfully completed, we intend to consummate the Merger as promptly as practicable after consummation of the Offer. Upon consummation of the Merger, the surviving company (the “Surviving Corporation”) would be a direct wholly owned subsidiary of Parent, and an indirect wholly owned subsidiary of the Holding Partnership. For the Holding Partnership, the purpose of the Offer and the Merger is for certain equity funds managed by Management VIII (the “Apollo Funds”) to indirectly acquire substantially all of the outstanding equity of the Surviving Corporation after the Merger. See Section 10 –“Background of the Offer; Past Contacts or Negotiations with the Company” – and Section 12 –“Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of January 15, 2014, by and among Parent, the Offeror and the Company provides, among other things, for the terms and conditions of the Offer and the Merger. See the Introduction to and Section 11 –“The Merger Agreement and Other Agreements” of this Offer to Purchase.

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions if I tender my Shares in your Offer?

We are offering to pay $54.00 per Share, net to you, in cash, without interest and subject to deduction for any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to, Section 1 “Terms of the Offer” and Section 2 –“Acceptance for Payment and Payment for Shares” of this Offer to Purchase.

What are the Rights?

The Rights will be issued pursuant to the Rights Agreement, dated as of January 15, 2014, between the Company and Computershare Trust Company, N.A., as rights agent. These rights will not be exercisable until the expiration of certain time periods following the acquisition of 10% or more of the outstanding shares of Common Stock by certain persons or offers by certain persons to acquire 10% or more of the outstanding shares of Common Stock, in each case, without the Company Board’s prior approval (a “Triggering Event”). Following the occurrence of a Triggering Event, the Rights will generally entitle their holders to purchase, at the exercise price of the Right, such number of shares of Common Stock having a current value of twice the exercise price of the Right, or, if the Company is acquired in a merger or other business combination transaction, the Rights would generally entitle their holder to the opportunity to purchase, at the exercise price of the Right, such number of shares of the common stock of such other party to the merger or other business combination having a current value of twice the exercise price of the Right. The Rights will cease to be exercisable immediately prior to the earlier of (i) the Effective Time or (ii) the time we accept Shares for payment in the Offer (the “Acceptance Time”).

The Rights will be issued to all holders of Shares on January 26, 2014, pursuant to a distribution declared by the Company Board on January 15, 2014, but will not be represented by separate certificates unless and until a Triggering Event occurs. Until such time, the Rights will be represented by and are transferable with your shares of Common Stock. See Section 11 –“The Merger Agreement and Other Agreements” of this Offer to Purchase. In order to be valid, any tender of shares of Common Stock must include a tender of any and all Rights associated with such shares of Common Stock. Stockholders that tender their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock. If separate certificates representing Rights are distributed to the Company’s stockholders as a result of the occurrence of a Triggering Event, a tender of shares of Common Stock would need to be accompanied by a simultaneous tender of certificates representing the related Rights. See the Introduction to, Section 1 –“Terms of the Offer” and Section 11 –“The Merger Agreement and Other Agreements” of this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $1.3 billion to purchase Shares in the offer, to provide funding for the consideration to be paid in the Merger, to refinance certain existing indebtedness of the Company at the closing of the Merger and to pay certain fees and expenses related to the transactions. Parent has obtained an equity commitment letter from the Holding Partnership to Parent (the “Equity Commitment Letter”) which provides for up to $335 million of equity financing. The funding of such equity financing is subject to certain conditions set forth in the Equity Commitment Letter. See Section 9 –“Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition is relevant to your decision to tender shares and accept the offer because:

•	we were organized solely in connection with the Offer and the Merger and, prior to the Offer Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all outstanding Shares of the Company;

•	we have received equity financing and debt financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining shares of Common Stock in the Merger for cash at the same price per share as the Offer Price.

See Section 11 –“The Merger Agreement and Other Agreements” and Section 9 –“Source and Amount of Funds” of this Offer to Purchase.

How long do I have to decide whether to tender in the Offer?

You will have until 9:30 a.m. New York City time, on February 14, 2014, to tender your shares in the Offer, subject to extension of the Offer in accordance with the terms of the Offer and the Merger Agreement, and the applicable rules and regulations of the SEC. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 –“Terms of the Offer” and Section 3 –“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Can the offer be extended and under what circumstances?

Yes. In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC, we may, and in certain instances are required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement, without the consent of the Company:

•	we must extend the Offer on one or more occasions for periods of at least two, but not more than ten, business days (as determined by us in our sole discretion), or for such longer period(s) as we and the Company otherwise agree, if at any scheduled expiration of the Offer, any of the conditions to our obligation to accept the Shares for payment has not been satisfied or waived, provided that we are not permitted to extend the Offer beyond July 14, 2014 (the “Walk-Away Date”);

•	we may extend the Offer for a period of up to five business days if, at any time less than five business days prior to any scheduled expiration of the Offer, (i) we have received the cash proceeds of our debt financing (or any alternate debt financing) and/or we have entered into definitive financing agreements, in an amount sufficient in the aggregate to fund the transactions contemplated by the Merger Agreement, and, subject only to consummation of the Offer and the Merger, that amount will be available to Parent at the Offer Closing and (ii) all the conditions to our obligation to accept the Shares for payment have been satisfied or waived; and,

•	we must extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or of the New York Stock Exchange (“NYSE”) applicable to the Offer.

However, our option to extend the Offer pursuant to the second bullet above, and our obligation to extend the Offer pursuant to the third bullet above, are each subject to our right to terminate the Offer and instead pursue the Merger pursuant to the terms of the Merger. See Section 1 –“Terms of the Offer” of this Offer to Purchase.

Will there be a subsequent offering period?

Maybe. If we accept for payment a number of Shares that satisfies the Minimum Condition (as defined below), but the number of Shares validly tendered and not withdrawn in the Offer, when added to the Shares, if any, then owned by us or Parent, represents less than 90% of the Shares then outstanding, then we may elect, without the consent of the Company, a “subsequent offering period.” A subsequent offering period, if one is included, will be an additional period of time of at least three business days beginning after the Acceptance Time, during which stockholders may tender Shares not tendered in the Offer to the Offeror, and receive the Offer Price, or any higher price paid in the Offer. During any subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered, at the same price per Share as the Offer Price. The procedures for guaranteed delivery described in Section 3 –“Procedures for Accepting the Offer and Tendering Shares” may not be used during any subsequent offering period. We do not currently intend to provide for a subsequent offering period, although we reserve the right to do so. See Section 1 –“Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A. (the depositary for the Offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m. New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 –“Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the Offer?

Under the terms of the Merger Agreement, we are not obligated to purchase any Shares that are validly tendered unless the number of shares of Common Stock validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn before the Offer Expiration Date, when added to the Shares, if any, owned by Parent and its affiliates, represents more than 50% of the then outstanding shares of Common Stock on a fully diluted basis. We call this condition the “Minimum Condition.”

In addition to the Minimum Condition, our Offer is subject to a number of other conditions, including that:

•	Parent has entered into Definitive Financing Agreements in an amount such that the aggregate net proceeds contemplated by the commitment letters will be sufficient for Parent and the Offeror to consummate the Offer and the Merger and to pay all fees and expenses in connection therewith (such amounts, the “Required Amount”), which amount will be available to Parent at the Offer Closing;

•	the applicable waiting period under the HSR Act has expired or been terminated;

•	the Company Board has not withdrawn or adversely changed its recommendation with respect to the Offer and the Merger;

•	if the Top-Up Option is necessary to ensure that Parent or the Offeror owns at least 90% of the outstanding shares of Common Stock on a fully diluted basis immediately after the Offer Closing, (i) there is no restriction or legal impediment to the Offeror’s ability and right to exercise the Top-Up Option (the “Top-Up Impediment”) and (ii) the shares of Company Common Stock issuable upon exercise of the Top-Up Option, together with the Shares validly tendered in the Offer and not properly withdrawn, are sufficient for the Offeror to reach at least ninety percent (90%) of the outstanding shares of Common Stock on a fully diluted basis immediately after the Offer Closing (after giving effect to the exercise of the Top-Up Option);

•	the Marketing Period has been completed (as defined in the Merger Agreement); and,

•	since the date of the Merger Agreement, there has been no event, change, development, circumstance, occurrence, effect, condition or state of facts involving the Company or any of its subsidiaries, taken as a whole, that has or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement).

The Offer is also subject to other conditions. See Section 14 –“Certain Conditions of the Offer” of this Offer to Purchase.

We have expressly reserved the right, in our sole discretion, to waive any of the conditions to consummate the Offer, in whole or in part, without the consent of the Company, except that we cannot, without the Company’s consent:

•	reduce the Offer Price (except for certain equitable adjustments in connection with certain changes in the Company’s outstanding capital stock, on a fully diluted basis);

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares sought to be purchased in the Offer;

•	amend, modify or waive the Minimum Condition;

•	impose additional Offer Conditions;

•	extend the expiration of the Offer except as provided by the Merger Agreement; or

•	modify or amend any of the Offer Conditions in any manner adverse to the holders of shares of Common Stock.

We may, in our sole discretion and without the consent of the Company, increase the Offer Price, in which case the Offer will be extended, without the consent of the Company, to the extent required by applicable law. See Section 1 –“Terms of the Offer” of this Offer to Purchase.

How do I tender my Shares in the Offer?

To tender all or any portion of your Shares, you must (i) if Shares to be tendered are certificated, deliver the certificates evidencing your shares of Common Stock, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, certificates representing the associated Rights, together with a completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, if any, to Computershare Trust Company, N.A., the depositary for the offer, or (ii) tender your Shares using the appropriate set of book-entry procedures described in Section 3 –“Procedures for Accepting the Offer and Tendering Shares,” not later than the Offer Expiration Date. Holders of shares of Common Stock will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender. Stockholders that tender their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock. If your Shares are held in street name by your broker or other nominee, the Shares can be tendered by your broker or other nominee on your behalf through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three NYSE trading days. You may use the notice of guaranteed delivery enclosed with this Offer to Purchase (the “Notice of Guaranteed Delivery”) for this purpose. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3 –“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. See Section 2 –“Acceptance for Payment and Payment for Shares” and Section 3 –“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Until what time may I withdraw previously tendered Shares?

You may withdraw some or all of the Shares that you previously tendered in our Offer at any time until the Offer Expiration Date. In addition, if we have not made payment for your Shares by March 17, 2014, you may withdraw them at any time until payment is made. If you tendered your Shares by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. This right to withdraw will not apply to any subsequent offering period, if one is provided. If we accept your tendered Shares for payment upon the expiration of our Offer, however, you will no longer be able to withdraw them, unless we have not made payment by March 17, 2014. See Section 4 –“Withdrawal Rights” of this Offer to Purchase.

How do I validly withdraw previously tendered Shares?

To validly withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the valid withdrawal of your Shares while you still have the right to withdraw Shares. A withdrawal of a share of Common Stock will also constitute a withdrawal of the associated Right. Rights may not be withdrawn unless the associated shares of Common Stock are also withdrawn. See Section 4 –“Withdrawal Rights” of this Offer to Purchase.

What is the Company Board’s recommendation with respect to the Offer?

We are conducting the Offer pursuant to the Merger Agreement, which has been approved by the Company Board. The Company Board has unanimously:

•	approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer;

•	resolved to direct that the Merger Agreement be submitted to the stockholders of the Company for adoption and approval if the vote of the stockholders of the Company is required by applicable law in order to consummate the Merger, and

•	resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement if the vote of the stockholders of the Company is required by applicable law in order to consummate the Merger;

in each case on the terms and subject to the conditions of the Merger Agreement.

Accordingly, the Company Board has unanimously recommended that the Company’s stockholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement. See the “Introduction” to and Section 10 –“Background of the Offer; Past Contacts or Negotiations with the Company” of this Offer to Purchase. The full text of the recommendation and a more complete description of the Company Board’s reasons for approving the Offer and the Merger will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the SEC and will be mailed to the stockholders of the Company.

Has the Company Board received a fairness opinion in connection with the Offer and the Merger?

Yes. Goldman Sachs & Co. (“Goldman Sachs”), the financial advisor to the Company Board, has delivered to the Company Board its written opinion, dated January 15, 2014, to the effect that, as of such date and based on and subject to the matters stated in that opinion, the consideration to be received by stockholders pursuant to the Offer and the Merger Agreement is fair, from a financial point of view, to those stockholders. The full text of Goldman Sachs’ written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

What are the effects of the Offer and the Merger?

The purchase of Shares pursuant to the Offer and of shares of Common Stock pursuant to the subsequent Merger will result in all of the equity of the Surviving Corporation being held by Parent; provided, however, that Parent may award future grants of incentive equity securities to the Surviving Corporation’s management (“Management Incentive Equity”). As of the date of this Offer to Purchase, there was no agreement, arrangement or understanding between the Offeror, Parent, the Holding Partnership or Management VIII, on the one hand, and any director or executive officer, on the other hand, in respect of Management Incentive Equity. Because Parent will be beneficially owned by the Apollo Funds, the Apollo Funds will, indirectly, be the sole beneficiaries of the Surviving Corporation’s future earnings and growth and will bear the risks of its ongoing operations (subject to grants of Management Incentive Equity).

The shares of Common Stock are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but such registration may be terminated upon the application of the Company to the SEC if the shares of Common Stock are not listed on a national securities exchange and there are fewer than 300 record holders of the shares of Common Stock. We will terminate the registration of shares of Common Stock under the Exchange Act immediately following the Merger, but we may seek to terminate such registration after the Offer Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger. The termination of registration of the shares of Common Stock under the Exchange Act may substantially reduce the information required to be furnished by the Company to holders of shares of Common Stock and to the SEC and would make certain provisions of the Exchange Act inapplicable to the Company. In addition, the listing of shares of Common Stock on the NYSE is expected to be terminated at the same time the registration under the Exchange Act is terminated. Although we may not take any action to terminate the listing of shares of Common Stock on the NYSE prior to the Effective Time, the NYSE could take action to terminate the listing of shares of Common Stock if the Company ceases to satisfy applicable listing requirements. See Section 13 –“Certain Effects of the Offer” of this Offer to Purchase.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. At any time during the period following the Offer Closing until the tenth business day after such time (and after the expiration of a subsequent offering period, if any), we may, under certain circumstances, exercise the Top-Up Option (as defined below in this Summary Term Sheet) and complete the Merger. If the Merger takes place, Parent will own all of the shares of the Surviving Corporation and all remaining stockholders of the Company (other than Parent and stockholders properly exercising dissenters’ rights) will receive $54.00 (or any higher price per share that is paid in the Offer) in cash per share of Common Stock they previously held, without interest, and subject to deduction for any applicable withholding taxes. See the “Introduction” to this Offer to Purchase.

The purpose of any exercise by us of the Top-Up Option following completion of the Offer would be to acquire an additional number of shares of Common Stock sufficient to permit us to effect a “short-form” merger in accordance with the applicable provisions of the KGCC. The KGCC provides that if a parent company owns at least 90% of each class of issued and outstanding stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, we directly or indirectly own at least 90% of the issued and outstanding shares of Common Stock on a fully diluted basis, we intend to effect the Merger without prior notice to, or any action by, any other stockholder of the Company in accordance with the terms of the Merger Agreement, if permitted to do so under the KGCC.

However, if we are unable to effect a “short-form” merger pursuant to the KGCC for any reason, the Merger Agreement also contemplates the filing by the Company of a proxy statement to solicit proxies of holders of shares of Common Stock to vote in favor of the adoption of the Merger Agreement at a meeting of the

Company’s stockholders. Following the clearance of any such proxy statement by the SEC, the Merger Agreement requires that the Company call, give notice of and hold a stockholders meeting to adopt the Merger Agreement, where any such proxies can be voted. See Section 11 –“The Merger Agreement and Other Agreements,” and Section 12 –“Purposes of the Offer; Plans for the Company” of this Offer to Purchase.

If you do not complete the Offer, will you nevertheless complete the Merger?

In the event that, at any scheduled expiration of the Offer on or after March 1, 2014 (the “Offer Walk-Away Date”), any of the conditions to our obligation to accept the Shares for payment has not been satisfied or waived, and in certain other circumstances, we shall have the option to terminate the Offer, in which event the parties have agreed to complete the Merger without the prior completion of the Offer. Completion of the Merger in these circumstances would only occur after receipt of the approval of a majority of the stockholders of the Company for the adoption of the Merger Agreement. In such case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, other than, among other items, the addition of a condition that stockholders of the Company have adopted the Merger Agreement and the inapplicability of (i) the Minimum Condition and (ii) the condition related to receipt of, or execution of definitive documents regarding, debt financing.

If we do not complete the Offer under the circumstances described above, the Merger Agreement contemplates the filing by the Company of a proxy statement to solicit proxies of holders of shares of Common Stock to vote in favor of the adoption of the Merger Agreement at a meeting of the Company’s stockholders. Following the clearance of any such proxy statement by the SEC, the Merger Agreement requires that the Company call, give notice of and hold a stockholders meeting to adopt the Merger Agreement, where any such proxies can be voted. See Section 11 –“The Merger Agreement and Other Agreements” of this Offer to Purchase.

What is the Top-Up Option and when could it be exercised?

The Company has granted us an irrevocable option (the “Top-Up Option”), which we may exercise, in whole and not in part, and only once, at any time during the ten business day period following the Offer Closing (and after the expiration of a subsequent offering period, if any). We will not be entitled to exercise the Top-Up Option if: (i) the number of Shares that would be issued upon exercise of the Top-Up Option would exceed the number of authorized but unissued shares of Common Stock at such time; (ii) the exercise of the Top-Up Option at such time would be prohibited by applicable law or by a judgment, injunction, order or decree of any governmental body, or the exercise would require any approval by, or filing or notification to, any governmental body, which approval, filing or notification has not yet been obtained or made; or (iii) certain conditions in the Merger Agreement (relating to the absence legal proceedings by governmental bodies challenging the Offer or the Merger and to the absence of any legal restraint on completing the Offer or the Merger) have not been satisfied. If we elect to exercise the Top-Up Option, we will purchase from the Company such number of newly issued shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and the Offeror at the time of exercise of the Top-Up Option, constitutes one share of Common Stock more than 90% of the total shares of Common Stock that would be outstanding on a fully diluted basis immediately after the issuance of shares of Common Stock pursuant to the Top-Up Option. Based on the Company’s representations in the Merger Agreement relating to capitalization, so long as we do not waive the Minimum Condition, and we accept the Shares for purchase, there will be sufficient authorized but unissued shares of Common Stock for us to exercise the Top-Up Option.

The purchase price per share for any shares of Common Stock purchased by the Offeror under the Top-Up Option will be paid by means of (i) cash in an amount equal to at least the aggregate par value of the shares of Common Stock issued pursuant to the Top-Up Option and (ii) a promissory note having a principal amount equal to the aggregate purchase price for such shares of Common Stock less the amount paid in cash. We expect the promissory note would be cancelled in connection with the Merger. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting us to effect a “short-form” merger pursuant to the applicable provisions of the KGCC without a vote of the Company’s stockholders at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured in any case because of our control of a majority of the shares of Common Stock following completion of the Offer. Although we currently expect to purchase shares of Common Stock pursuant to the Top-Up Option to the extent necessary for this purpose, there can be no assurance that we will ultimately do so. See Section 11 –“The Merger Agreement and Other Agreements” and Section 12 –“Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

If I object to the Offer Price, will I have appraisal rights?

No, you will not have appraisal rights in the Offer. However, if the Merger takes place, stockholders who have not tendered their shares of Common Stock in the Offer and who comply with the applicable legal requirements will have appraisal rights under section 17-6712 of the KGCC. If you have not tendered your shares in the Offer, choose to exercise your appraisal rights in connection with the Merger and comply with the applicable legal requirements under section 17-6712 of the KGCC, you will be entitled to payment for your shares of Common Stock based on a judicial determination of the fair value of your shares of Common Stock. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the KGCC. See Section 12 –“Purpose of the Offer; Plans for the Company” of this Offer to Purchase and the text of the Delaware appraisal rights statute, which is reproduced in its entirety in Schedule II of this Offer to Purchase and incorporated by reference herein.

If I decide not to tender my Shares in your Offer, how will the completion of the Merger affect my Shares?

If we accept Shares for payment pursuant to our Offer, but you do not tender your Shares in our Offer, and the Merger takes place, subject to any appraisal rights properly exercised under Kansas law, your shares of Common Stock will be cancelled and converted into the right to receive the same amount of cash that you would have received had you tendered your Shares in our Offer, without interest and subject to deduction for any applicable withholding taxes. Therefore, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares, but no appraisal rights would be available. See Section 11 –“The Merger Agreement and Other Agreements” and Section 13 –“Certain Effects of the Offer” of this Offer to Purchase.

What are your plans for the Company after the Merger?

We expect that, following consummation of the Merger and the other transactions contemplated by the Merger Agreement, the operations of the Surviving Corporation will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation’s business, other than in connection with the Company’s current strategic planning.

Nevertheless, Parent and the management and/or the board of directors of the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of the Surviving Corporation decide that such transactions are in the best interest of the Surviving Corporation upon such review. See Section 12 –“Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

If you successfully complete your Offer, what will happen to the Company Board?

If the Offeror accepts Shares for payment, the Offeror will become entitled to designate the number of directors on the Company’s Board (and, at the written request of Parent, (A) the number of members on each committee of the Company’s Board and (B) each board of directors (or similar body) of each Subsidiary of the

Company (and each committee (or similar body) thereof), rounded up to the next whole number, as is proportionate to the aggregate beneficial ownership of Shares by Parent and its Subsidiaries. The Company must effect the foregoing, and must take actions required to effect the foregoing in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1, including by increasing the size of the Company Board, securing the resignations of one or more incumbent directors and/or filling any vacancies so created with our designees. Notwithstanding the foregoing, following the appointment of the Offeror’s designees and until the Effective Time, the Company will cause the Company Board to maintain at least three directors who are currently directors of the Company and who are independent for the purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”).

After the election or appointment of the directors designated by Parent to the Company’s Board and prior to the completion of the Merger, the approval of a majority (or of the sole Independent Director if there is only one Independent Director) of the Independent Directors will be required for: (i) any consent or action by the Company required under the terms of the Merger Agreement, (ii) any amendment of the Merger Agreement or of the Company’s articles of incorporation or bylaws, (iii) any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or the Offeror, (iv) any waiver of compliance with any covenant of Parent or the Offeror or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company or (v) any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Parent or the Offeror under the Merger Agreement. The Independent Directors will have the authority to institute any action, on behalf of the Company and any holders of Shares which are not Affiliates of Parent (including at the request of such holders), to enforce the performance by the Offeror or Parent of its obligations under the Merger Agreement. See Section 11 –“The Merger Agreement and Other Agreements” of this Offer to Purchase.

What is the market value of my shares of Common Stock as of a recent date?

On January 7, 2014, the last trading day before media speculation regarding a possible transaction, the closing price of shares, the closing price of the shares of Common Stock on the NYSE was $43.43 per share. The Offer Price of $54.00 per share represents a premium of approximately 36% over the twelve-month volume weighted average share price for the period ending January 7, 2014, and a premium of approximately 25% over the closing price of the shares of Common Stock on January 7. We advise you to obtain a recent quotation for Shares when deciding whether to tender your Shares in our Offer. See Section 6 –“Price Range of Shares; Dividends” of this Offer to Purchase.

What are the United States federal income tax consequences of the Offer and the Merger?

If you are a United States Stockholder (as defined in Section 5 –“Certain United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or in exchange for your shares of Common Stock pursuant to the Merger generally will be a taxable transaction for United States federal income tax purposes.

We believe that the Company may be a USRPHC (as defined in Section 5 –“Certain United States Federal Income Tax Consequences”). As a result, if you are a Non-United States Stockholder (as defined in Section 5 –“Certain United States Federal Income Tax Consequences”), you may be subject to United States federal income tax on any gain recognized by you upon the exchange of your Shares pursuant to the Offer or in exchange for your shares of Common Stock pursuant to the Merger, even if you are not engaged in a trade or business in the United States and are not an individual present in the United States for 183 days or more during the taxable year of the exchange. Whether or not a Non-United States Stockholder of a USRPHC will be subject to United States federal income tax depends on the number of shares of Common Stock such Non-United States Stockholder holds and whether the shares of Common Stock are considered to be “regularly traded” on an established securities market within the meaning of applicable Treasury Regulations issued by IRS. See Section 5 –“Certain United States Federal Income Tax Consequences” of this Offer to Purchase.

You should consult your own tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer or exchanging your shares of Common Stock pursuant to the Merger in light of your particular circumstances, including the consequences under any applicable state, local, or foreign or other tax laws.

What will happen to my Restricted Shares in the Offer?

Each Restricted Share that is outstanding immediately prior to the Effective Time will, if not already vested, automatically vest in connection with the Merger and, at the Effective Time, each such Restricted Share will be cancelled, terminated and converted into the right to receive (a) the Merger Consideration plus (b) an amount equal to all accrued but unpaid dividends related to such Restricted Share, less any applicable withholding taxes. Such amounts will be paid to the holders of Restricted Shares as soon as practicable following the Closing Date (as defined in the Merger Agreement), and in any event on the earlier of the first payroll date on or after the Closing Date or the third business day after the Closing Date, through the Company’s payroll system. See the Section 1 –“Terms of the Offer,” Section 7 “Certain Information Concerning the Company,” and Section 11 –“The Merger Agreement and Other Agreements” of this Offer to Purchase.

Who should I talk to if I have questions about the Offer?

You may call MacKenzie Partners, Inc. at (800) 322-2885 (toll free). MacKenzie Partners, Inc. is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of the Company

INTRODUCTION

Q Merger Sub Inc. (the “Offeror” or “Merger Sub”), a Kansas corporation and a wholly owned subsidiary of Queso Holdings Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of AP VIII Queso Holdings L.P., a Delaware limited partnership (the “Holding Partnership”) which is controlled by Apollo Management VIII, L.P. (“Management VIII”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.10 per share, of CEC Entertainment, Inc., a Kansas corporation (the “Company”) (the “Common Stock”) and any associated rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of January 15, 2014 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent (each share of Common Stock, and any associated Rights are referred to herein as a “Share”), at a price of $54.00 per Share, net to the seller in cash (the “Offer Price”), without interest and subject to deduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 9:30 a.m., New York City time, on February 14, 2014, unless the Offer is extended (the latest time and date on which the Offer expires, as it may be extended by the Offeror in accordance with the Merger Agreement, the “Offer Expiration Date”).

The Offer is being made for shares of Common Stock and any associated Rights. In order to be valid, any tender of shares of Common Stock must include a tender of any and all Rights associated with such shares of Common Stock. To the extent Rights have been distributed prior to the date a stockholder tenders shares of Common Stock, holders of shares of Common Stock will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender. However, stockholders that tender their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 15, 2014 (the “Merger Agreement”), by and among Parent, the Offeror and the Company. The Merger Agreement provides, among other things, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement (including the successful completion of the Offer) and in accordance with the relevant provisions of the Delaware General Corporation Law (the “KGCC”), that the Offeror will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Parent, the Offeror or the Company, all of which will be cancelled, and other than shares of Common Stock that are held by stockholders, if any, who properly perfect their dissenters’ rights under the KGCC), will be cancelled and converted into the right to receive $54.00 in cash, without interest and subject to deduction for any applicable withholding taxes (the “Merger Consideration”). Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. See Section 11 –“The Merger Agreement and Other Agreements” of this Offer to Purchase.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition (as defined in Section 14 –“Certain Conditions to the Offer”). Based on the Company’s representations in the Merger Agreement relating to capitalization and assuming that no shares of Common Stock are issued after January 15, 2014, except as permitted or required by the terms of the Merger Agreement, the Minimum Condition would be satisfied if at least 8,765,421 shares of Common Stock are validly tendered and not validly withdrawn prior to the Offer Expiration Date. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Section 1 –“Terms of the Offer,” and Section 7 –“Certain Information Concerning the Company” of this Offer to Purchase. Also see Section 14 –“Certain Conditions of the Offer” which sets forth in full the conditions to the Offer.

Under the Merger Agreement, the Company has granted the Offeror an irrevocable option (the “Top-Up Option”), which the Offeror may exercise in certain circumstances following the consummation of the Offer to purchase additional shares of newly issued Common Stock, such that following such purchase the Offeror and its affiliates would own one share of Common Stock more than 90% of the total shares of Common Stock that would be outstanding on a fully diluted basis immediately after such issuance. If the Offeror acquires at least 90% of the issued and outstanding shares of Common Stock in the Offer (including pursuant to the Top-Up Option), the Offeror may consummate the Merger under the KGCC without a stockholders meeting and without action by the Company’s stockholders. See Section 11 –“The Merger Agreement and Other Agreements” and Section 12 –“Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

The board of directors of the Company (the “Company Board”) has unanimously recommended that the Company’s stockholders accept the Offer and tender their Shares into the Offer and, to the extent required by applicable law, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The full text of the recommendation and a more complete description of the Company Board’s reasons for approving the Offer and the Merger will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and is being mailed concurrently with this Offer to Purchase.

Goldman Sachs & Co. (“Goldman Sachs”), the financial advisor to the Company Board, has delivered to the Special Committee and the Company Board its written opinion, dated as of January 15, 2014, to the effect that, as of such date and based on and subject to the matters stated in that opinion, the consideration to be received by stockholders pursuant to the Offer and the Merger Agreement is fair, from a financial point of view, to those stockholders. The full text of Goldman Sachs’ written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

This Offer to Purchase and the related Letter of Transmittal contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment) and the Merger Agreement, the Offeror will accept for payment and pay for all Shares validly tendered prior to the Offer Expiration Date and not validly withdrawn as permitted under Section 4 –“Withdrawal Rights.” To the extent Rights have been distributed prior to the date a stockholder tenders shares of Common Stock, stockholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender. If separate certificates representing Rights are distributed to the Company’s stockholders as a result of the occurrence of a Triggering Event (as defined in Section 11 –“The Merger Agreement and Other Agreements”), a tender of shares of Common Stock would need to be accompanied by a simultaneous tender of certificates representing the related Rights. However, stockholders that tender their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock. The Offer is made only for Shares.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Section 14 –“Certain Conditions of the Offer” which sets forth in full the conditions to the Offer.

Subject to the provisions of the Merger Agreement, the Offeror has expressly reserved the right, in its sole discretion, to waive any of the conditions to consummate the Offer, in whole or in part, without the consent of the Company, except that the Offeror cannot, without the Company’s consent, (i) reduce the Offer Price (except for certain equitable adjustments in connection with certain changes in the Company’s outstanding capital stock, on a fully diluted basis), (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares subject to the Offer, (iv) impose conditions to the Offer in addition to the conditions to consummate the Offer set forth in Section 14 –“Certain Conditions of the Offer” (the “Offer Conditions”), (v) amend, modify or waive the Minimum Condition, (v) modify or amend any of the Offer Conditions in any manner adverse to the holders of Shares or (vi) extend the initial expiration date of the Offer, except as permitted by the Merger Agreement.

If, on or before the Offer Expiration Date, the Offeror increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

The Merger Agreement provides, among other things, that (i) with respect to the Offer Price, if at any time before the payment by Offeror for the Shares, there is any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction (including any exercise of Rights) with respect to the Shares occurring or having a record date on or after the date of the Merger Agreement, the Offer Price shall be adjusted to the extent appropriate to reflect such event and (ii) with respect to the Merger Consideration, if between the date of the Merger Agreement and the Effective Time the outstanding shares of Common Stock have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction (including any exercise of Rights), the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

If, by the Offer Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, the Offeror expressly reserves the right, in its sole discretion, to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all of the unsatisfied conditions in whole or in part and, subject to any required extension, purchase all Shares validly tendered by the Offer Expiration Date and not validly withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Offer Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended or (iv) otherwise amend the Offer in any respect (in each case, in accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC) in each case by giving oral or written notice of such delay, extension, termination, waiver or amendment to Computershare (the “Depositary”) and by making public announcement thereof. The rights reserved by the Offeror in this paragraph are in addition to the Offeror’s rights pursuant to Section 14 –“Certain Conditions of the Offer.”

In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC, we may, and in certain instances are required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement, without the consent of the Company:

•	we must extend the Offer on one or more occasions for periods of at least two, but not more than ten, business days (as determined by us in our sole discretion), or for such longer period(s) as we and the Company otherwise agree, if at any scheduled expiration of the Offer, any of the conditions to our obligation to accept the Shares for payment has not been satisfied or waived, provided that we are not permitted to extent the Offer beyond July 14, 2014 (the “Walk-Away Date”);

•	we may extend the Offer for a period of up to five business days if, at any time less than five business days prior to any scheduled expiration of the Offer, (i) we have received the cash proceeds of our debt financing (or any alternate debt financing) and/or we have entered into definitive financing agreements, in an amount sufficient in the aggregate to fund the transactions contemplated by the Merger Agreement, and, subject only to consummation of the Offer and the Merger, that amount will be available to Parent at the time we make payment for the Shares accepted for payment pursuant to and subject to the conditions of the Offer (such time, the “Offer Closing”) and (ii) all the conditions to our obligation to accept the Shares for payment have been satisfied or waived;

•	we must extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or of the New York Stock Exchange (“NYSE”) applicable to the Offer.

However, our option to extend the Offer pursuant to the second bullet above, and our obligation to extend the Offer pursuant to the third bullet above, are each subject to our right to terminate the Offer and instead pursue the Merger pursuant to the terms of the Merger.

The Merger Agreement also provides that, if all of the conditions to the Offeror’s obligations to accept Shares for payment in the Offer are satisfied or waived, and the Offeror accepts Shares for payment, but the number of Shares validly tendered and not validly withdrawn pursuant to the Offer totals less than 90% of the outstanding shares of Common Stock, the Offeror may, in its sole discretion, provide for a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time from three to 20 business days in length, beginning after the time the Offeror accepts Shares for payment pursuant to the Offer (the “Acceptance Time”), during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that the Offeror may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Offeror on or before the Offer Expiration Date, (iii) the Offeror accepts and promptly pays for all Shares tendered during the Offer, (iv) the Offeror announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. New York City time, on the next business day after the Offer Expiration Date and immediately begins the Subsequent Offering Period, and (v) the Offeror immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In addition, the Offeror may extend the initial Subsequent Offering Period, if any, by any period or periods, provided that the Subsequent Offering Period (including extensions thereof) remains open for an aggregate of no more than 20 business days. The Offeror does not currently intend to provide a Subsequent Offering Period in the Offer, although it reserves the right to do so. In the event that the Offeror elects to provide or extend a Subsequent Offering Period, it will provide a public announcement thereof on the next business day after the previously scheduled Offer Expiration Date or the previously scheduled termination of the Subsequent Offering Period, as applicable. The procedures for guaranteed delivery described in Section 3 –“Procedures for Accepting the Offer and Tendering Shares” may not be used during any Subsequent Offering Period.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes, and Rule 14e-1) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. For purposes of the Offer, “business day” means any day, other than Saturday, Sunday or a federal holiday, or in the case of determining when any payment is due, any day on which commercial banks are not required or authorized to close in The City of New York and shall consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If the Offeror extends the Offer or if the Offeror is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason (whether before or after its acceptance for payment of Shares), then, without prejudice to the Offeror’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Offeror, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4 –“Withdrawal Rights.” However, the ability of the Offeror to delay the payment for Shares that the Offeror has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Offer Expiration Date, the Offeror decreases the number of Shares being sought or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Offer Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

The Company has provided the Offeror with the Company’s stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of shares of Common Stock. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of shares of Common Stock whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of shares of Common Stock, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing. The Schedule 14D-9 will be mailed to the stockholders of the Company.

2.	Acceptance for Payment and Payment for Shares.

In accordance with the terms of the Merger Agreement, and subject to the applicable rules and regulations of the SEC, upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 14 –“Certain Conditions of the Offer,” the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Offer Expiration Date and not validly withdrawn pursuant to the Offer, promptly after the Offer Expiration Date. If it provides for a Subsequent Offering Period, the Offeror will immediately accept and promptly pay for Shares as they are tendered during the

Subsequent Offering Period. Subject to the Merger Agreement and compliance with applicable rules of the SEC (including Rule 14e-1(c) under the Exchange Act), the Offeror expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals, or otherwise in order to comply in whole or in part with any other applicable law.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if Shares to be tendered are certificated, the certificates evidencing such shares of Common Stock (the “Share Certificates”) and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, certificates representing the associated Rights, or if Shares to be tendered are held in book-entry form through The Depository Trust Company (the “Book-Entry Transfer Facility”) timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the appropriate set of procedures set forth in Section 3 –“Procedures for Accepting the Offer and Tendering Shares,” (ii) the appropriate Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below in this Section 2 –“Acceptance for Payment and Payment for Shares”) in lieu of a Letter of Transmittal and (iii) any other documents required by the appropriate Letter of Transmittal, if any. Accordingly, tendering stockholders may be paid at different times depending upon when Letters of Transmittal, Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against such participant.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Offeror gives oral or written notice to the Depositary of the Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Offeror’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Offeror’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be validly withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 –“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, if Share Certificates are submitted evidencing more shares of Common Stock than are tendered, or, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, then if the number of certificates representing associated Rights does not equal the number of shares of Common Stock underlying Share Certificates tendered, Share Certificates or certificates representing associated Rights representing unpurchased or untendered shares of Common Stock or Rights will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the appropriate set of procedures set forth in Section 3 –“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility, promptly following the expiration or termination of the Offer.

If, prior to the Offer Expiration Date, the Offeror increases the price being paid for Shares, the Offeror will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

Parent and the Offeror reserve the right to transfer or assign, in their sole discretion, any or all of their rights, interests and obligations under the Merger Agreement to any of their affiliates or subsidiaries or to any financing source for security purposes, including the right of the Offeror to purchase all or any portion of the Shares tendered in the Offer, but any assignment will not relieve the assigning party of its obligations under the Merger Agreement and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the appropriate Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer of Shares held through the Book-Entry Transfer Facility, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the appropriate Letter of Transmittal, if any, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and if Shares to be tendered are certificated the Share Certificates evidencing tendered shares of Common Stock, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, certificates representing the associated Rights, must be received by the Depositary at such address, or if Shares to be tendered are held in book-entry form through the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the appropriate set of procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

To the extent Rights have been distributed prior to the date a stockholder tenders shares of Common Stock, holders of shares of Common Stock will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender. If separate certificates representing Rights are distributed to the Company’s stockholders as a result of the occurrence of a Triggering Event, a tender of shares of Common Stock would need to be accompanied by a simultaneous tender of the certificates representing the related Rights. However, stockholders that tender their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock without any further action on the part of the tendering stockholder.

Book-Entry Transfer of Shares held through the Book-Entry Transfer Facility. The Depositary will establish an account or accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, if any, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below.

If a Triggering Event occurs prior to the Acceptance Time, to the extent that Rights become eligible for book-entry transfer under procedures established by the Book-Entry Transfer Facility, the Depositary also will make a request to establish an account with respect to the Rights at such Book-Entry Transfer Facility, but no assurance can be given that book-entry delivery of Rights will be available. If book-entry delivery of Rights is available, the foregoing book-entry transfer procedures will also apply to Rights. Otherwise, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, a tendering stockholder will be required to tender Rights by means of physical delivery of certificates representing Rights to the Depositary or pursuant to the guaranteed delivery procedure set forth below.

Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees on the Letter of Transmittal. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate or a certificate, if any, representing the associated Rights, is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or any certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Offeror, proper evidence satisfactory to the Offeror of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s shares of Common Stock, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, certificates representing the associated Rights, are not immediately available or such stockholder cannot deliver the Share Certificates (and, if applicable, certificates representing the associated Rights) and all other required documents to the Depositary prior to the Offer

Expiration Date, or such stockholder cannot complete the appropriate set of procedures for delivery by book-entry transfer to the Book-Entry Transfer Facility on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

(i)	such tender is made by or through an Eligible Institution;

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Offeror, is received prior to the Offer Expiration Date by the Depositary as provided below; and

(iii)	the Share Certificates (or if Shares to be tendered are held through the Book-Entry Transfer Facility a Book-Entry Confirmation) evidencing all tendered shares of Common Stock, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, certificates representing the associated Rights, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Shares held through the Book-Entry Transfer Facility, an Agent’s Message), and any other documents required by the Letter of Transmittal, if any, are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Offeror. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. The procedures for guaranteed delivery above may not be used during any Subsequent Offering Period.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Certificates evidencing such shares of Common Stock, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, certificates representing the associated Rights, or a Book-Entry Confirmation of the delivery of such shares of Common Stock (and, if applicable, Rights), and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, if any, or an Agent’s Message in the case of a book-entry transfer for Shares held through the Book-Entry Transfer Facility.

The method of delivery of Share Certificates, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, certificates representing the associated Rights, the appropriate Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer for shares held through the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign the Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when the Offeror accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror in its reasonable discretion, which determination shall be final and binding on all parties. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Offeror. None of the Offeror, Parent, the Holding Partnership, Management VIII, the Depositary, MacKenzie Partners, Inc. (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letters of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the appropriate Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of the Offeror, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the appropriate Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Offeror and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Offeror accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of the Offeror will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Acceptance Time, the Offeror must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Payments made to stockholders in the Offer or the Merger generally will be subject to information reporting and may be subject to a backup withholding tax (currently at a rate of 28%). To avoid backup withholding, United States Stockholders (as defined in Section 5 –“Certain United States Federal Income Tax Consequences”) that do not otherwise establish an exemption should complete and return IRS Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-United States Stockholders (as defined in Section 5 –“Certain United States Federal Income Tax Consequences”) should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Non-United States Stockholders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Tenders of Shares made pursuant to the Offer may be validly withdrawn at any time prior to the Offer Expiration Date (as it may be extended from time to time), and are otherwise irrevocable. However, if we have not made payment for your Shares by March 17, 2014, you may withdraw them at any time until payment is made. A withdrawal of a share of Common Stock will also constitute a withdrawal of any associated Right. Rights may not be withdrawn unless the associated shares of Common Stock are also withdrawn.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing shares of Common Stock (and, if issued, certificates representing Rights) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the appropriate set of procedures for book-entry transfer as set forth in Section 3 –“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility or at the Company’s transfer agent, Registrar and Transfer Company (the “Transfer Agent”), as applicable, to be credited with the withdrawn Shares.

If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Offeror’s rights under the Offer or the Company’s rights under the Merger Agreement, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be validly withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein, subject to Rule 14e-1(c) under the Exchange Act. Any such delay will be accompanied by an extension of the Offer to the extent required by law. Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, validly withdrawn Shares may be retendered at any time prior to the Offer Expiration Date or during the Subsequent Offering Period (if any) by following the appropriate set of procedures described in Section 3 –“Procedures for Accepting the Offer and Tendering Shares” (except that Shares may not be retendered using the procedures for guaranteed delivery during any Subsequent Offering Period).

We do not currently intend to provide a subsequent offering period following the Offer. In the event that we subsequently elect to provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 –“Terms of the Offer” of this Offer to Purchase.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in its sole discretion, whose determination will be final and binding. None of the Offeror, Parent, the Holding Partnership, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose shares of Common Stock are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Restricted Shares. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or non-United States jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. The discussion is based on current provisions of the Code, existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders in whose hands shares of Common Stock are capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not apply to Shares or shares of Common Stock received as compensation, or to certain types of stockholders (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partnerships, S corporations or other pass-through entities, mutual funds, real estate investment trusts, expatriates controlled foreign corporations, passive foreign investment companies, or stockholders holding Shares that are part of a straddle, hedging, constructive sale, or conversion transaction) who may be subject to special rules, and each such stockholder should consult his or her tax advisor to determine the particular tax effects of the Offer and the Merger on such stockholder.

For purposes of this summary, the term “United States Stockholder” means a beneficial owner of shares of Common Stock that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (x) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (y) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. The term “Non-United States Stockholder” means a beneficial owner of shares of Common Stock that, for United States federal income tax purposes, is an individual, corporation, estate or trust that is not a United States Stockholder.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares or shares of Common Stock, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of tendering Shares in the Offer or receiving cash in exchange for Common Stock in the Merger.

The discussion set out below is intended only as a summary of certain United States federal income tax consequences to a holder of Shares or shares of Common Stock. Because individual circumstances may differ, each stockholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares or shares of Common Stock, respectively, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

Consequences to United States Stockholders. The exchange of Shares for cash pursuant to the Offer, or of shares of Common Stock for cash pursuant to the Merger, will be a taxable transaction for United States federal income tax purposes. In general, a United States Stockholder who exchanges Shares for cash pursuant to the Offer or receives cash in exchange for shares of Common Stock pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and such United States Stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or in the shares of Common Stock exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares or shares of Common Stock (i.e., Shares or shares of Common Stock acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss provided that a United States Stockholder’s holding period for such Shares or shares of Common Stock is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gain recognized by a non-corporate United States Stockholder generally is taxable at a reduced rate. In the case of

Shares or shares of Common Stock that have been held for one year or less, any capital gain on the sale or exchange generally will be subject to United States federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Consequences to Non-United States Stockholders. Except as described in the discussion in Section 3 –“Procedures for Accepting the Offer and Tendering Shares,” a Non-United States Stockholder generally will not be subject to United States federal income tax, including withholding tax, in connection with the exchange of Shares for cash pursuant to the Offer or of shares of Common Stock for cash pursuant to the Merger, unless:

•	any gain is effectively connected with the Non-United States Stockholder’s conduct of a trade or business within the United States and, if subject to an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-United States Stockholder in the United States;

•	in the case of an individual, the Non-United States Stockholder has been present in the United States for at least 183 days or more in the taxable year of disposition (and certain other conditions are satisfied); or

•	the Company is or has been a “United States real property holding corporation” (“USRPHC”), for United States federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the disposition and the Non-United States Stockholder’s holding period for its shares of Common Stock and, if shares of Common Stock are “regularly traded on an established securities market,” the Non-United States Stockholder held, directly or indirectly, at any time during such period, more than 5% of the issued and outstanding shares of Common Stock.

Income that is effectively connected with the conduct of a United States trade or business by a Non-United States Stockholder generally will be subject to regular United States federal income tax in the same manner as if it were realized by a United States Stockholder. In addition, if such Non-United States Stockholder is a corporation, any effectively connected earnings and profits (subject to adjustments) may be subject to a branch profits tax at a rate of 30% (or such lower rate as is provided by an applicable income tax treaty).

If an individual Non-United States Stockholder is present in the United States for at least 183 days during the taxable year of disposition, the Non-United States Stockholder may be subject to a flat 30% tax (or a lower applicable treaty rate) on any United States-source gain derived from the sale, exchange, or other taxable disposition of shares of Common Stock (other than gain effectively connected with a United States trade or business), which may be offset by United States-source capital losses.

We believe that the Company may be a USRPHC. As a result, any gain recognized by a Non-United States Stockholder on the exchange of Shares pursuant to the Offer or of shares of Common Stock pursuant to the Merger may be subject to United States federal income tax in the same manner as gain recognized by a United States Stockholder. However, so long as the Common Stock is considered to be “regularly traded on an established securities market” (“regularly traded”) at any time during the calendar year, a Non-United States Stockholder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or of shares of Common Stock pursuant to the Merger, unless the Non-United States Stockholder owned (actually or constructively) more than 5% of the total outstanding shares of Common Stock at any time during the applicable period described in the third bullet point above. A Non-United States Stockholder may, under certain circumstances, be subject to withholding in an amount equal to 10% of the gross proceeds on the sale or disposition of shares of the Common Stock. However, as we believe that the Common Stock is regularly traded, no withholding should be required under these rules upon the exchange of Shares pursuant to the Offer or of shares of Common Stock pursuant to the Merger.

Backup Withholding. A stockholder whose Shares are exchanged in the Offer or whose shares of Common Stock are exchanged in the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 –“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

6.	Price Range of Shares; Dividends.

The shares of Common Stock are traded on the NYSE under the symbol “CEC.” Shares of Common Stock have been listed on the NYSE since July 9, 1998. The following table sets forth, for the periods indicated, the high and low sale prices per share of Common Stock on the NYSE. Following issuance, but prior to any Triggering Event, the Rights will trade together with the Common Stock.

	Common Stock
	Price		Dividends
	High	Low
Fiscal Year 2012
First Quarter	$40.01	$33.77	$0.22
Second Quarter	$39.36	$31.88	$0.22
Third Quarter	$36.92	$28.23	$0.22
Fourth Quarter	$33.88	$29.07	$0.24
Fiscal Year 2013
First Quarter	$34.53	$28.95	$0.24
Second Quarter	$42.43	$30.71	$0.24
Third Quarter	$46.03	$40.40	$0.24
Fourth Quarter	$48.30	$42.17	$0.27
Fiscal Year 2014
First quarter (through January 16, 2014)	$49.89	$42.82

On January 7, 2014, the last trading day before media speculation regarding a possible transaction, the closing price of shares, the closing price of the shares of Common Stock on the NYSE was $43.43 per share; therefore, the Offer Price of $54.00 per share represents a premium of approximately 36% over the twelve-month volume weighted average share price for the period ending January 7, 2014, and a premium of approximately 25% over the closing price of the shares of Common Stock on January 7.

Stockholders are urged to obtain a current market quotation for the Shares.

On January 16, 2014, the Company Board declared a dividend of one Right for each outstanding share of Common Stock. This dividend will be effective as of January 26, 2014, with respect to stockholders of record on such date. Pursuant to the Merger Agreement, without the consent of Parent, the Company is not permitted to declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its or its Subsidiaries’ capital stock. If the Offeror acquires control of the Company, Parent currently intends that no further dividends will be declared on the shares of Common Stock before the Effective Time.

7.	Certain Information Concerning the Company.

Except for information regarding the Company’s capitalization, with respect to which the Company made certain representations and warranties to us directly pursuant to the Merger Agreement, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Parent, the Offeror, the Holding Partnership or Management VIII, or any of their respective affiliates or advisors, including the Information Agent and the Depositary, have independently verified the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents or records, and therefore cannot confirm or comment upon the reliability of such information.

General. The Company is a Kansas corporation with its principal offices located at 4441 West Airport Freeway, Irving, Texas 75062. The telephone number for the Company is (972) 258-8507.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012, and is qualified in its entirety by reference to such Company Form 10-K:

Chuck E. Cheese’s® is a nationally recognized leader in family dining and entertainment. The Company considers the family dining and entertainment center business to be its sole reportable segment. The first Chuck E. Cheese’s opened in 1977. The Company was originally incorporated under the name ShowBiz Pizza Place, Inc. and began trading on the NASDAQ Stock Market in 1989. In 1998, the Company changed its name to CEC Entertainment, Inc. and began trading on the New York Stock Exchange under its existing ticker symbol (CEC).

The Company develops, operates and franchises family dining and entertainment centers (also referred to as “stores”) under the name “Chuck E. Cheese’s” in 47 states and eight foreign countries and territories. As of December 30, 2012, the Company and its franchisees operated a total of 565 stores, of which 514 were Company-owned stores located in 44 states and Canada. The Company’s franchisees operated a total of 51 stores located in 15 states and seven foreign countries and territories including Chile, Guam, Guatemala, Mexico, Puerto Rico, Saudi Arabia and the United Arab Emirates.

Chuck E. Cheese’s stores offer wholesome family dining, distinctive musical and comic entertainment by computer-controlled robotic characters, family-oriented arcade-style and skill-oriented games, video games, rides and other activities, all of which are intended to uniquely appeal to our primary customer base of families with children between two and 12 years of age. All of the Company’s stores offer dining selections consisting of a variety of pizzas, sandwiches, wings, appetizers, a salad bar, beverages and desserts.

The Company believes that the dining and entertainment components of its business are interdependent, and therefore it primarily manages and promotes them as an integrated product. The Company’s typical guest experience involves a combination of wholesome family dining and entertainment, comprised of token-operated games and rides, as well as attractions provided free-of-charge. The Company also believes its unique integrated experience drives our strategic plan as it continuously endeavors to increase customer traffic in our stores, benefiting both dining and entertainment revenue.

Capitalization. The Company has advised Parent and the Offeror that, as of January 14, 2014, (a) 17,530,841 shares of Common Stock were issued and outstanding (of which 559,475 Restricted Shares were outstanding pursuant to the Company Stock Plans (as defined in Section 11 –“The Merger Agreement and Other Agreements”), (b) 44,341,224 shares of Company Common Stock were held by the Company in its treasury, (c) 1,000,178 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, and (d) no shares of Class B Preferred Stock, par value $100 per share, of the Company were issued or outstanding. At the close of business on January 14, 2014, there are no other shares of the Company’s capital stock or any securities valued by reference to or convertible into or exchangeable or exercisable for any shares of its capital stock outstanding.

Available Information. The shares of Common Stock are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Company securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the

Commission’s public reference room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Certain Projections. In connection with our due diligence, the Company prepared and provided us with certain projected financial information concerning the Company, and a summary of such projected financial information is set forth below (the “Projections”). None of Parent, the Offeror or any of their affiliates or representatives participated in preparing, and they do not express any view on, the Projections summarized below, or the assumptions underlying such information. The inclusion of the Projections in this Offer to Purchase should not be regarded as an admission or representation of Parent, the Offeror or the Company, or an indication that any of Parent, the Offeror or the Company or their respective affiliates or representatives considered, or now consider, the Projections to be a reliable prediction of actual future events or results, and the Projections should not be relied upon as such. The Projections are being provided in this document only because the Company made them available to Parent and the Offeror in connection with their due diligence review of the Company. None of Parent, the Offeror or the Company or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any stockholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

The Projections were prepared by and are the responsibility of the Company’s management. The Company has advised us that the Projections were not prepared with a view to public disclosure or complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Additionally, the Company has advised us that the Company’s independent registered public accounting firm has not examined, compiled or performed any procedures with respect to the Projections, and it has not expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the Projections, and accordingly, assumes no responsibility for them and disclaims any association with them. The ultimate achievability of the Projections included herein is also subject to numerous risks and uncertainties including but not limited to the risks and uncertainties described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012 and subsequent filings made with the SEC. The Company has made publicly available its actual results of operations for the first three quarters of fiscal 2013. You should review the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, for the quarter ended June 30, 2013 and for the quarter ended September 29, 2013 to obtain this information. Readers of this Offer to Purchase are strongly cautioned not to place undue, if any, reliance on the Projections set forth below.

The Company has advised us that, while presented with numerical specificity, the Projections necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Since the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involved judgments with respect to, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these Projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC.

In addition, the Company has advised us that the Projections included non-GAAP financial measures under SEC rules, including the Company’s adjusted earnings before interest expense, interest income, income taxes, depreciation and amortization (“Adjusted EBITDA”). This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies.

In light of the foregoing, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections set forth below.

	2009	2010	2011	2012	2013	2014	2015	2016	2017
% Comp Sales Growth	(2.8)%	0.7%	(2.0)%	(2.9)%	0.5%	3.0%	2.0%	2.0%	2.0%
Total Revenue	$818	$817	$821	$803	$826	$879	$915	$954	$994
Adj. EBITDA*	$192	$190	$185	$169	$173	$194	$203	$216	$231

(in millions except Comp Sales Growth)

*	Excludes one-time charges, including asset impairment and asset write-off

Subsequent to receiving these numbers, we received an updated forecast from the Company for the 2013 figures, as follows:

2013
% Comp Sales Growth	0.4%
Total Revenue	$822
Adj. EBITDA*	$169

(in millions except Comp Sales Growth)

*	Excludes one-time charges, including asset impairment and asset write-off

8.	Certain Information Concerning Management VIII, the Holding Partnership, Parent and the Offeror.

General. Parent is a Delaware corporation, the Offeror is a Kansas corporation and the Holding Partnership is a Delaware limited partnership. Each of Parent and the Offeror was formed on January 10, 2014, and the Holding Partnership was formed on January 9, 2014, in each case, solely for the purpose of completing the Offer and the Merger and each has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Until immediately prior to the time the Offeror purchases Shares pursuant to the Offer, it is not anticipated that Parent or the Offeror will have any significant assets or liabilities or engage in activities other than those incidental to their formation, capitalization and the transactions contemplated by the Offer and/or the Merger. The Offeror is a direct wholly owned subsidiary of Parent. Parent is a direct wholly owned subsidiary of the Holding Partnership. Management VIII, a Delaware limited partnership, is the manager of the Holding Partnership. All of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain Apollo investment funds (the “Apollo Funds”), which are also managed by Management VIII. The principal business activity of Management VIII is to manage the Holding Partnership and the Apollo Funds. The principal office address of the Holding Partnership is One Manhattanville Road, Suite 201, Purchase, New York 10577. The telephone number at the principal office is 914-694-8000. The principal office address of each of Management VIII, Parent and the Offeror is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

As of the date hereof, none of Parent, the Offeror, or any person listed on Schedule I hereto beneficially owns any Shares. Pursuant to an Equity Commitment Letter dated January 15, 2014, (the “Equity Commitment Letter”) the Apollo Funds have committed an aggregate amount equal to $335 million, in cash as capital to Parent solely in connection with completion of the Offer and the Merger and subject to the conditions of the Merger Agreement and the Equity Commitment Letter.

The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of each of the Holding Partnership, Parent, the Offeror and Management VIII are set forth in Schedule I to this Offer to Purchase (“Schedule I”). Except as set forth elsewhere in this Offer to Purchase, (i) none of the Holding Partnership, Parent, the Offeror, Management VIII or, to the knowledge of each of the Holding Partnership, Parent, the Offeror and Management VIII, any of the entities or persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of the Holding Partnership, Parent, the Offeror, Management VIII or, to the best of their knowledge, any of the entities or persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of the Holding Partnership, Parent, the Offeror, Management VIII or, to the knowledge of each of the Holding Partnership, Parent, the Offeror and Management VIII, any of the entities or persons listed in Schedule I, beneficially owns or has a right to acquire any shares of Common Stock or any other equity securities of the Company, and (ii) none of the Holding Partnership, Parent, the Offeror, Management VIII or, to the knowledge of each of the Holding Partnership, Parent, the Offeror, and Management VIII, any of the entities or persons referred to in clause (i) above, has effected any transaction in shares of Common Stock or any other equity securities of the Company during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of the Holding Partnership, Parent, the Offeror, Management VIII or, to the knowledge of each of the Holding Partnership, Parent, the Offeror and Management VIII, any of the entities or persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between the Holding Partnership, Parent, the Offeror, Management VIII or, to the knowledge of each of the Holding Partnership, Parent, the Offeror and Management VIII, any of the entities or persons listed in Schedule I, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) there have been no contracts, negotiations or transactions between the Holding Partnership, Parent, the Offeror, Management VIII or, to the knowledge of each of the Holding Partnership, Parent, the Offeror and Management VIII, any of the entities or persons listed in Schedule I, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the Holding Partnership, Parent, the Offeror, or Management VIII has made arrangements in connection with the Offer to provide holders of shares of Common Stock access to their corporate files or to obtain counsel or appraisal services at their expense.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Offeror filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s public reference room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

9.	Source and Amount of Funds.

Offeror estimates that it will need approximately $1.3 billion to purchase Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance certain existing indebtedness of the Company at the closing of the Merger and to pay certain fees and expenses related to the transactions. Parent has received a commitment from its lenders to provide Offeror with senior secured credit facilities in an aggregate amount of $875 million (which we refer to as the “Senior Secured Facilities”), comprised of a $725 million term loan facility and a $150 million revolving loan facility. Additionally, Offeror will either (i) issue and sell senior unsecured notes (which we refer to as the “Senior Notes”) in a Rule 144A or other private placement on or prior to the closing of the Offer yielding at least $305 million in gross cash proceeds, or (ii) if and to the extent Offeror does not, or is unable to issue Senior Notes yielding at least $305 million in gross cash proceeds on or prior to the closing of the Offer, obtain up to $305 million, less the amount of Senior Notes, if any, issued on or prior to the closing of the Offer, in loans under a new senior unsecured bridge facility (which we refer to as the “Bridge Facility” and together with the Senior Secured Facilities, the “Credit Facilities”). Subject to certain conditions, the Credit Facilities will be available to Offeror to finance the Offer and the Merger, refinance certain of the Company’s existing indebtedness, pay related fees and expenses and to provide for funding of the surviving corporation. In addition, Parent has obtained a $335 million equity commitment from AP VIII Queso Holdings, L.P. Parent will contribute or otherwise advance to Offeror the proceeds of the equity commitments, which, together with proceeds of the Credit Facilities and the Senior Notes, if any, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. The equity and debt financing commitments are subject to certain conditions. In the event that we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer.

We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because: (i) we were organized solely in connection with the Offer and the Merger and, prior to the Offer Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the consideration offered in the Offer consists solely of cash; (iii) the Offer is being made for all outstanding Shares of the Company; (iv) we have received equity financing and debt financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer; and (v) if we consummate the Offer, we will acquire all remaining shares of Common Stock in the Merger for cash at the same price per share as the Offer Price.

Equity Financing.

Parent has received the Equity Commitment Letter, dated January 15, 2014, from the Holding Partnership pursuant to which the Holding Partnership has committed, subject to the conditions of the Equity Commitment Letter, equity financing (“Equity Financing”) in an aggregate amount equal to $335 million, for the purpose of enabling (x) Parent to cause the Offeror to accept for payment and pay for any Shares tendered pursuant to the Offer at the Acceptance Time (the “Offer Amount”), (y) Parent to make the payments due under the Merger Agreement to the Company stockholders and holders of restricted stock at the closing of the Merger (the “Merger Amount”). With respect to the Offer Amount, the conditions to the Holding Partnership’s funding obligation under the Equity Commitment Letter include: (1) the execution and delivery of the Merger Agreement by the Company, (2) the satisfaction or waiver of the Offer Conditions, (3) the substantially contemporaneous acceptance for payment by the Offeror of all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer, and (4) the prior or simultaneous closing of the Debt Financing. With respect to the Merger Amount, the conditions to the Holding Partnership’s funding obligation under the Equity Commitment Letter include: (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction or waiver of all of the conditions to the Merger, (iii) the substantially concurrent consummation of the Merger, and (iv) the prior or simultaneous closing of the Debt Financing.

The Holding Partnership’s funding obligations under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (1) the consummation of the Closing and payment by Parent and Offeror of all amounts due by them under the Merger Agreement, (2) the valid termination of the

Merger Agreement in accordance with its terms, (3) the funding of the Equity Financing committed under the Equity Commitment Letter, (4) the payment in full by the Holding Partnership of its Guaranteed Obligations (as defined in the Limited Guarantee) or (5) the assertion by the Company or any of its affiliates of certain claims against any such Apollo Fund or its affiliates and certain other related parties.

The Company is a third party beneficiary of the Equity Commitment Letter for the limited purpose to cause the Equity Financing to be funded, but only if the Company is awarded specific performance pursuant to the Merger Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference, and the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(2) to the Schedule TO and which is incorporated herein by reference.

Debt Financing.

Parent has received a Debt Commitment Letter, dated January 15, 2014, from prospective arrangers and lenders (the “Lender Parties”) to provide, subject to the conditions set forth therein:

•	to Offeror (which includes for purposes of this Section 9 the Surviving Corporation of the Merger), up to $875 million of Senior Secured Facilities (not all of which is expected to be drawn at the closing of such facilities) for the purpose of financing the Offer and the Merger, refinancing certain of the Company’s existing indebtedness, paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of the Offeror and its subsidiaries; and

•	to Offeror, up to $305 million of Bridge Facility for the purpose of financing the Offer and the Merger.

The commitment of the Lender Parties with respect to the Credit Facilities expires upon the earliest to occur of (i) July 14, 2014, (ii) the irrevocable termination prior the closing of the Merger of the Merger Agreement, or (iii) the closing of the Merger (x) in the case of the Senior Secured Facilities, without the use of the Senior Secured Facilities or (y) in the case of the Bridge Facility, without the use of the Bridge Facility. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Offeror has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent must use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount at least equal to the debt financing or such unavailable portion thereof on terms that are not materially less favorable in the aggregate to Parent and Offeror than as contemplated by the Debt Commitment Letter.

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

Conditions Precedent to the Debt Commitments

The availability of the Senior Secured Facilities and the Bridge Facility are subject to, among other things:

•	consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments, modifications or waivers by Parent that are materially adverse to the interests of the lenders under such facilities, other than with the consent of the Lender Parties);

•	the equity contribution being made and representing at least 25% of the total pro forma capitalization of Parent;

•	cooperation from Parent and its affiliates in marketing the Facilities;

•	payment of required fees and expenses; and

•	negotiation, execution and delivery of definitive documentation, delivery of customary opinions, documents and certificates, and, subject to certain exceptions and qualifications, granting and perfecting security interests in certain collateral.

Senior Secured Facilities

The Senior Secured Facilities will be comprised of a $725 million term loan facility with a term of seven years and a $150 million revolving loan facility with a term of five years. The revolving loan facility will include sublimits for the issuance of letters of credit and swingline loans.

Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc. and UBS Securities LLC will act as joint lead arrangers for the Senior Secured Facilities. Deutsche Bank AG New York Branch, acting through one or more of its branches and affiliates, will act as administrative agent and collateral agent for the Senior Secured Facilities.

Interest Rate. Loans under the Senior Secured Facilities are expected to bear interest, at the Offeror’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case plus a spread. After the Offeror delivers financial statements for the first full fiscal quarter ending after the closing of the Merger, interest rates under the Senior Secured Facilities will be subject to change based on a net first lien leverage ratio as agreed upon between Offeror and the arrangers.

Prepayments and Amortization. Offeror will be permitted to make voluntary prepayments with respect to the Senior Secured Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable); provided that, Offeror shall pay a prepayment premium equal to 1% of the amount of loans prepaid in connection with any repricing event that occurs on or before the date that is six months after the closing of the Senior Secured Facilities. The term loans under the Senior Secured Facilities will amortize 1% per annum in equal quarterly installments until the final maturity date.

Guarantors. All obligations under the Senior Secured Facilities will be guaranteed by Parent and each of the existing and future direct and indirect, material wholly-owned domestic subsidiaries of Offeror (subject to customary exceptions).

Security. The obligations of Offeror and the guarantors under the Senior Secured Facilities and under any swap agreements and cash management arrangements entered into with a Lender Party or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions, on a first priority basis by a perfected security interest in all the capital stock of Offeror and its subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of such subsidiaries) and substantially all material, owned assets of Offeror and each subsidiary guarantor. If certain security is not provided at the closing of the Merger despite the use of commercially reasonable efforts to so provide, the delivery of such security will not be a condition precedent to the availability of the Senior Secured Facilities on the closing date, but instead will be required to be delivered following the closing date, pursuant to arrangements to be agreed upon.

Other Terms. The Senior Secured Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Senior Secured Facilities will also include customary events of defaults including a change of control to be defined.

Issuance of Senior Notes and/or Bridge Facility

Offeror plans to issue up to $305 million aggregate principal amount of Senior Notes. The Senior Notes will not be registered under the Securities Act and may not be offered in the United States absent registration or an applicable exemption from registration requirements and nothing herein is or shall be deemed to be an offer or sale of Senior Notes, which may only be made pursuant to appropriate offering documentation. Such Senior Notes, if issued, may be entitled to registration rights. If the offering of Senior Notes by the Offeror is not completed on or prior to the closing of the Merger, the Lender Parties have committed to provide up to $305 million in loans under the Bridge Facility to the Offeror. If the Bridge Facility is funded, the Offeror is expected to attempt to issue debt securities to refinance the Bridge Facility, in whole or in part, as soon as practicable following the closing date of the Merger, subject to the restrictions on offering and sale described above.

Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC will act as joint lead arrangers for the Bridge Facility. Credit Suisse AG, acting through one or more of its branches and affiliates, will act as administrative agent for the Bridge Facility.

Interest Rate. Initially, bridge loans are expected to bear interest at a rate equal to the adjusted LIBOR plus a spread that will increase over time. At the first year anniversary of the closing of the Merger, the bridge loans will, to the extent not repaid, convert into senior unsecured term loans. After conversion to senior unsecured term loans, the applicable Lender Party may choose to exchange such loans for senior unsecured exchange notes, which will be entitled to registration rights. The bridge loans and unsecured term loans are subject to a maximum rate of interest. Any senior unsecured term loans or exchange notes will mature on the eighth anniversary of the closing date of the merger.

Guarantors. All obligations under the Bridge Facility will be unconditionally guaranteed jointly and severally by each subsidiary guarantor that guarantees the Senior Secured Facilities.

Change of Control. In the case of initial bridge loans, Offeror may be required to prepay the bridge loans following the occurrence of a change of control (to be defined) at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to the date of repayment. In the case of senior unsecured term loans and the senior unsecured exchange notes, Offeror may be required to make an offer to prepay the loans at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of prepayment.

Other Terms. The Bridge Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Bridge Facility will also include customary events of defaults.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of contacts between representatives of Management VIII, Parent or the Offeror with representatives of the Company that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 which will be filed and mailed to stockholders of the Company.

Management VIII is engaged in (among other activities) making and managing equity investments in public and private companies.

In October 2013, Goldman Sachs approached Management VIII to discuss the possibility of a sale of a publicly traded company. Upon execution of a confidentiality agreement with Goldman Sachs, Goldman Sachs identified the publicly traded company as the Company. Management VIII had been following the Company and its performance for some period as the Company operates in an industry similar to that of other companies that Management VIII owns or has owned in the past.

On October 23, 2013, Management VIII executed a confidentiality agreement with the Company, and on October 29, 2013, Goldman Sachs provided Management with a confidential information memorandum and other materials concerning the Company.

On November 14, 2013, Management VIII provided a letter to Richard M. Frank, the Chairman of the board of directors of the Company, setting forth Management VIII’s indication of interest in acquiring all of the equity interests of the Company and proposing a meeting with the management of the Company.

On November 22, 2013, representatives of Management VIII spent the day with Michael Magusiak, President and Chief Executive Officer of the Company, Mr. Frank and Tiffany Kice, Chief Financial Officer of the Company, and representatives of Goldman Sachs at the Company’s offices in Dallas, Texas for a detailed due diligence meeting, and had a follow-up discussion with the same group on November 25, 2013.

On November 26, 2013, Management VIII provided a second letter to Mr. Frank setting forth Management VIII’s non-binding confirmation of interest to acquire all of the equity interests of the Company for a purchase price of between $55 and $56 per share. The letter included a due diligence request list of further information concerning the Company.

On and after December 4, 2013, Management VIII and its representatives were granted access to a virtual data room that contained key business, financial, legal and other information concerning the Company, including financial projections.

On December 12, 2013, representatives of Management VIII and its advisors met with senior executives of the Company, representatives of Goldman Sachs and representatives of Weil, Gotshal and Manges LLP (“Weil”) at the offices of Weil in Dallas, Texas. At this meeting, the Company’s senior management team made a management presentation to representatives of Management VIII and its advisors. After the meeting, the Company’s Chief Executive Officer and other representatives of the Company led the representatives of Management VIII on a tour of several of the Company’s stores.

On December 18, 2013, representatives of Management VIII had a telephone conversation with Mr. Magusiak, Ms. Kice and other representatives of the Company as well as representatives of Goldman Sachs to discuss the business and strategy of the Company.

On December 21, 2013, in response to concerns expressed by Management VIII about the recent departure of the Company’s Chief Marketing Officer and the Company’s marketing plan, representatives of the Company’s management team and representatives of Goldman Sachs had a telephone conversation with representatives of Management VIII.

On December 23, 2013, the Company uploaded to the virtual data room a draft merger agreement with instructions to potential bidders to mark-up the agreement. The Company also provided a process memo detailing rules of conduct.

On December 27, 2013, a representative of Management VIII met with Messrs. Magusiak and Frank and a representative of Goldman Sachs to further discuss Management VIII’s interest in acquiring the Company and their overall vision going forward.

On December 30, 2013, a representative of Management VIII had a telephone conversation with Mr. Magusiak, Ms. Kice and a representative of Goldman Sachs to again discuss the Company’s marketing strategy and also to review the Company’s most recent financial results, which were lower than previously forecast.

On January 7, 2014, Management VIII submitted a proposal to Mr. Frank to acquire all of the outstanding equity interests of the Company for $52.50 in cash per share. In the proposal, Management VIII attached a mark-

up of the draft merger agreement that had been provided by the Company, along with a draft equity commitment letter, limited guarantee, debt commitment letter and proposed exclusivity agreement that was never entered into. Management VIII outlined in the letter the following reasons why its offer price was lower than the range indicated on November 26: (1) the revised forecast for the financial performance of the Company for the full year of 2013 and for the fourth quarter of 2013 was lower than the forecast previously provided by the Company, with lower revenue, lower same store sales growth and lower adjusted EBITDA figures; (2) the cash taxes that the Company would pay going forward were higher than previously expected due to the expiration of bonus depreciation which had been available in prior periods which we leanred following submitting their prior bid; (3) the Company has a substantial cash balance overseas that is not available for use without meaningful tax penalties; and (4) with the departure of its Chief Marketing Officer, which Management VIII leabred since their previous proposal, the Company lacked a key management member.

On January 9, 2014, a representative from Goldman Sachs called a representative from Management VIII and indicated that the Company was not prepared to move forward at Management VIII’s proposed price but suggested that the Company’s legal counsel and Management VIII’s legal counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), discuss issues relating to the mark-up of the draft merger agreement that had been submitted and that Management VIII consider whether it would be able to reach a higher price.

Also on January 9, 2014, Weil sent an issues list reflecting the principal concerns of the Company regarding Management VIII’s mark-up of the draft merger agreement to Wachtell Lipton, and the following day Weil sent a revised draft of the merger agreement to Wachtell Lipton.

Also on January 9, 2014 Goldman Sachs encouraged Management VIII to submit a proposal that was higher than the amount submitted on January 7.

Also on January 10, 2014, representatives of Management VIII had a telephone conversation with representatives from Goldman Sachs. Management VIII indicated that it was struggling to reach a higher price given the Company’s latest financial information. Goldman Sachs informed Management VIII that the Company was not willing to go forward at the current offer price.

On January 11, 2014, Management VIII advised a representative of Goldman Sachs that it was seeking internal approval for a proposal at $54 per share, but that it was having difficulty getting there. Management VIII stated that if was able to increase its offer, the revised bid would be its final price. Representatives from Goldman Sachs and representatives from Management VIII agreed that it was appropriate for Weil and Wachtell to discuss the next draft of the merger agreement while Management VIII and the Company were discussing price.

On January 12, 2014, Weil and Wachtell Lipton discussed the mark-up over the telephone. Thereafter, through the moment of the execution and delivery of the Merger Agreement negotiations and the exchange of draft language concerning the terms of the merger continued.

Later on January 12, 2014, Management VIII sent a letter to Mr. Frank presenting a revised offer price of $54 per share. The letter included a revised mark-up of the merger agreement. Management VIII communicated to representatives of Goldman Sachs that this was their final offer.

From January 13 to January 15, 2014, Weil and Wachtell Lipton exchanged mark-ups of the merger agreement and discussed and negotiated proposals with respect to items that remained open in the merger agreement and the Company’s board of directors met on several occasions to discuss the proposed transaction.

On January 15, 2014, following a meeting of the Company’s board of directors, representatives of the Company informed representatives of Management VIII that the Company’s board of directors had approved the Merger Agreement, subject to resolution of the final contractual provisions of the Merger Agreement. Wachtell Lipton discussed with Weil the Merger Agreement as approved by the Company’s board of directors and resolved the final provisions of the Merger Agreement on January 15, 2014.

Early in the morning of January 16, 2014, Parent, the Offeror and the Company executed the Merger Agreement, and at 6 a.m. on January 16, 2014, the parties issued a joint press release announcing the transaction.

On January 16, 2014, the Offeror commenced the Offer. During the Offer, Parent and the Offeror intend to have ongoing contacts with the Company and its directors, officers and stockholders.

11.	The Merger Agreement and Other Agreements.

The following is a summary of the material provisions of certain agreements related to the Offer. Capitalized terms used in this Section 11 –“The Merger Agreement and Other Agreements,” but not defined herein have the respective meanings given to them in the Merger Agreement.

Representations and Warranties and Covenants. The Merger Agreement is included as an exhibit to the Schedule TO for the purpose of providing public disclosure regarding its terms and conditions as required by U.S. federal securities laws. The representations and warranties and covenants contained in the Merger Agreement made for purposes of the contract among the respective parties, were made as of specified dates and may be subject to limitations agreed upon by the contracting parties. The representations and warranties (i) may have been made for the purposes of (A) establishing the circumstances under which Parent and the Offeror may have the right not to consummate the Offer if the representations and warranties of the Company prove to be untrue, such that the conditions to the Offer set forth in Annex A to the Merger Agreement or the conditions to the Merger set forth in Article VII of the Merger Agreement is not satisfied, (B) allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and (ii) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged. The parties do not believe that these schedules contain information that is material to an investment decision. The representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with information provided elsewhere in this Offer to Purchase and the Annexes. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Offeror will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under the U.S. federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by U.S. federal securities laws.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 16, 2014. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined in this Offer to Purchase have the meanings assigned to them in the Merger Agreement.

The Offer

The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Offeror to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition and certain other conditions that are described in Section 14 –“Certain Conditions of the Offer.”

Waiver of Certain Conditions of the Offer. Parent and the Offeror have expressly reserved the right, in their sole discretion, to waive any of the conditions to consummate the Offer (other than the Minimum Condition), increase the Offer Price or to make any other changes in the terms of the Offer, without the consent of the

Company, except that the Offeror cannot, without the Company’s consent: (i) reduce the Offer Price (other than in accordance with specific equitable adjustment provisions contained in the Merger Agreement), (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares sought to be purchase in the Offer, (iv) impose conditions on the Offer other than the conditions to consummate the Offer set forth in Section 14 –“Certain Conditions of the Offer” (the “Offer Conditions”) (v) amend, modify or waive the Minimum Condition, (vi) modify any Offer Condition in a manner adverse to the holders of Shares or (vii) extend the expiration of the Offer except as required or permitted by the Merger Agreement.

Extension of the Offer. The initial expiration date of the Offer will be 9:30 a.m., New York City time, on February 14, 2014 (such date, as it may be extended, the “Offer Expiration Date”). In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC, the Offeror may, and in certain instances is required to, extend the Offer at any time and from time to time. If, at any scheduled expiration of the Offer, any of the Offer Conditions has not been satisfied or waived, the Offeror will extend the Offer for a period of between two and ten business days (the length of such period to be determined in Parent’s sole discretion) or such longer period as Parent and the Company may agree; provided that the Offeror is not permitted to extend the Offer beyond the Walk-Away Date (defined herein); and provided that such extension is subject to the Offeror’s right to terminate the Offer and pursue the Merger in connection with a Conversion Event (defined herein). If, less than five business days prior to the then scheduled expiration of the Offer, (A) Parent receives the cash proceeds of the Debt Financing and/or Parent enters into Definitive Financing Agreements, collectively in an amount at least equal to the Required Amount, which amount will be available to Parent at the closing of the Offer (the “Offer Closing”), and (B) all of the Offer Conditions have been satisfied or waived, then Offeror will have the right to extend the Offer for a period of up to five business days; provided that such extension is subject to the Offeror’s right to terminate the Offer and pursue the Merger in connection with a Conversion Event. The Offeror must extend the Offer for the minimum period required by any rule, regulation or interpretation of the SEC applicable to the Offer; provided that (x) the Offeror is not permitted to extend the Offer beyond the Walk-Away Date and (y) such extension is subject to the Offeror’s and the Company’s respective rights to terminate the Offer and the Merger Agreement, or the Offeror’s right to terminate the Offer and pursue the Merger in connection with a Conversion Event.

If all of the conditions to the Offeror’s obligations to accept Shares for payment are satisfied or waived, and the Offeror accepts Shares for payment, but the number of Shares validly tendered and not validly withdrawn pursuant to the Offer totals less than 90% of the outstanding shares of Common Stock, the Offeror may, in its sole discretion, provide for a subsequent offering period.

Directors. If the Offeror accepts Shares for payment, Parent will become entitled to designate the number of directors on the Company’s Board (and, at the written request of Parent, (A) the number of members on each committee of the Company’s Board and (B) each board of directors (or similar body) of each Subsidiary of the Company (and each committee (or similar body) thereof), rounded up to the next whole number, as is proportionate to the aggregate beneficial ownership of Shares by Parent and its Subsidiaries. The Company must take all actions necessary to effect the foregoing, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1, including increasing the size of the Company Board, securing the resignations of one or more incumbent directors and/or filling any vacancies so created with our designees. Notwithstanding the foregoing, following the appointment of the Offeror’s designees and until the Effective Time, the Company will cause the Company Board to maintain at least three directors who are currently directors of the Company, are not officers of the Company and who are independent for the purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”).

After the election or appointment of the directors designated by Parent to the Company’s Board and prior to the completion of the Merger, the approval of a majority (or of the sole Independent Director if there is only one Independent Director) of the Independent Directors will be required for: (i) any consent or action by the Company required under the terms of the Merger Agreement, (ii) any amendment of the Merger Agreement or of the Company’s articles of incorporation or bylaws, (iii) any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or the Offeror, (iv) any waiver of compliance with any covenant of Parent or the Offeror or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company, or (v) any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Parent or the Offeror under the Merger Agreement. The Independent Directors will have the authority to institute any action, on behalf of the Company and any holders of Shares which are not Affiliates of Parent (including at the request of such holders), to enforce the performance by the Offeror or Parent of its obligations under the Merger Agreement.

Company Board Recommendation. The Company has represented in the Merger Agreement that the Company Board, at a meeting duly called and held, has unanimously: (i) approved and declared advisable the Merger Agreement and the Transactions, (ii) authorized the grant of the Top-Up Option and the issuance of the Top-Up Option Shares, (iii) resolved to direct that the Merger Agreement be submitted to the stockholders of the Company for adoption and approval if the Company Stockholder Approval is required by applicable law, (iv) resolved, to recommend that stockholders of the Company accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement if the Company Stockholder Approval is required by applicable law and (v) approved for all purposes, for (A) each of Parent, the Offeror and their respective Affiliates, (B) the Merger Agreement and (C) the Transactions, to exempt such Persons, the Merger Agreement and the Transactions from any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”). The Company has further represented that no restrictions of any state Takeover Law are applicable to the Merger Agreement or the Transactions.

The Top-Up Option. Under the Merger Agreement, the Company has granted the Offeror the Top-Up Option at the election of the Offeror to purchase additional shares of newly issued Common Stock (the “Top-Up Option Shares”), such that following such purchase Parent and the Offeror would own one share of Common Stock more than 90% of the total shares of Common Stock that would be outstanding on a fully diluted basis immediately after such issuance. If the Offeror acquires at least 90% of the issued and outstanding shares of Common Stock in the Offer (including pursuant to the Top-Up Option), the Offeror may consummate the Merger under Section 17-6703 of the Kansas General Corporation Code (the “KGCC”). See Section 12 –“Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

The purchase price per share for any shares of Common Stock purchased by the Offeror under the Top-Up Option will be paid by means of (i) cash in an amount equal to at least the aggregate par value of the shares of Common Stock issued pursuant to the Top-Up Option and (ii) a promissory note having a principal amount equal to the aggregate purchase price for such shares of Common Stock less the amount paid in cash. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Offeror to effect a “short-form” merger pursuant to the applicable provisions of the KGCC without a vote of the Company’s stockholders at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured in any case because of our control of a majority of the shares of Common Stock following completion of the Offer. Although Parent and the Offeror currently expect to purchase shares of Common Stock pursuant to the Top-Up Option to the extent necessary for this purpose, there can be no assurance that Parent and the Offeror will ultimately do so. See Section 11 –“The Merger Agreement and Other Agreements” and Section 12 –“Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

The Top-Up Option may be exercised by the Offeror, in whole and not in part, and only once, at any time following the Offer Closing until the tenth business day after the Offer Closing (and after the expiration of a Subsequent Offering Period, if any). The Offeror may not exercise the Top-Up Option if: (i) the number of Top-Up Option Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued shares of Common Stock, (ii) there is any applicable law or any judgment, injunction, order or decree of any governmental authority prohibiting the exercise of the Top-Up Option, or any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental authority is required in connection with the exercise and delivery of the Top-Up Option Shares and has not been obtained or made, or (iii)(x) the conditions set forth in the third and fourth bullets of “Conditions to the Merger – Conditions to Each Party’s Obligation to Effect the Merger” are not satisfied as of the time of issuance of the Top-Up Option Shares.

Parent has agreed to cause the Closing to occur immediately after the issuance of the Top-Up Option Shares.

The Merger

Following completion of the Offer, if applicable, and in accordance with the KGCC, the Offeror will be merged with and into the Company with the Company being the surviving corporation.

Continuing Pursuit of the Merger. The Offeror may (in its sole discretion) irrevocably and unconditionally terminate the Offer (the “Offer Termination”) and pursue the Merger:

•	if at scheduled expiration of the Offer occurring on or after March 1, 2014 (the “Offer Walk-Away Date”) any Offer Condition has not been satisfied or waived;

•	if prior to the Offer Walk-Away Date, the Company (x) has made a Company Adverse Recommendation Change (other than with respect to an Intervening Event) or (y) has received a Takeover Proposal (other than from an Excluded Party prior to February 4, 2014); or

•	if prior to the Offer Walk-Away Date, there is a Top-Up Impediment.

Certificate of Incorporation and Bylaws. The Company’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as set forth in the applicable exhibit to the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation. The Company’s bylaws as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as the bylaws of the Offeror, and as so amended, will be the bylaws of the Surviving Corporation.

Directors. The directors of the Offeror immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time.

Officers. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation.

Merger Consideration

Merger Consideration. At the Effective Time, each issued and outstanding Share (other than Shares owned by Parent, the Offeror or the Company, which will be cancelled, and other than Shares that are held by stockholders, if any, who properly demands appraisal under Section 17-6712 of the KGCC), together with the related Right (as defined in the Rights Plan) issued pursuant to the Rights Plan, will be cancelled and converted into the right to receive the Merger Consideration. Stockholders who properly demand appraisal will be entitled to a payment of the appraised value of such shares in accordance with the provisions of Section 17-6712 of the KGCC. This value may be more or less than the price that we are offering to pay for Shares in the Offer. All Shares that have been converted into the right to receive the Merger Consideration will automatically be canceled and will cease to exist.

The Merger Consideration will be appropriately adjusted to reflect any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction (including any exercise of Rights (as defined in the Rights Plan)) occurring prior to the Effective Time.

Payment for Shares. Before the Merger, Parent will designate a bank or trust company reasonably acceptable to the Company to make payment of the Merger Consideration (the “Paying Agent”). At the Effective Time, Parent will cause to be deposited, with the Paying Agent, cash sufficient to make payment of the aggregate consideration payable to the stockholders in connection with the Merger.

Promptly after the Effective Time (but in no event more than three business days thereafter), the Surviving Corporation will cause the Paying Agent to mail to each holder of record of Company Common Stock Certificates a letter of transmittal and instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (1) surrendered certificates representing the Shares and (2) a signed letter of transmittal and any other items specified by the Paying Agent. Surrendering stockholders will receive in exchange the Merger Consideration, without interest, plus any accrued and unpaid dividends declared in accordance with the Merger Agreement with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder. Parent, the Offeror, the Company, the Surviving Corporation and the Paying Agent will be entitled to reduce the amount of any Merger Consideration paid to the stockholders by any applicable withholding taxes.

At any time following the first anniversary of the Closing Date, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Share Certificates or Book-Entry Shares, and thereafter, such holders will be entitled to look only to Parent and the Surviving Corporation as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon due surrender of the Share Certificates or Book-Entry Shares held by them. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any governmental body will become, to the extent permitted by applicable law, the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

Treatment of Restricted Shares. Each Restricted Share that is outstanding immediately prior to the Effective Time will, if not already vested, automatically vest in connection with the Merger and, at the Effective Time, each such Restricted Share will be cancelled, terminated and converted into the right to receive (a) the Merger Consideration plus (b) an amount equal to all accrued but unpaid dividends related to such Restricted Share, less any applicable withholding taxes. Such amounts will be paid to the holders of Restricted Shares as soon as practicable following the Closing Date, and in any event on the earlier of the first payroll date on or after the Closing Date or the third business day after the Closing Date, through the Company’s payroll system.

Representations and Warranties

Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror, including representations relating to: organization, standing and corporate power; capitalization; authority, noncontravention, voting requirement; governmental approvals; Company SEC documents, undisclosed liabilities; absence of certain changes; material contracts; legal proceedings; compliance with laws, permits; information supplied; tax matters; employee benefits and labor relations; environmental matters; intellectual property; property, title to assets; opinion of financial advisor; brokers and other advisors; franchise matters; inventory; capital expenditure plan; suppliers and distributors; quality and safety of food, beverage, prizes, merchandise and other products; insurance; affiliated transactions; certain business practices; state takeover laws; and rights plan.

Certain representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means, with respect to the Company, any fact, change, event, occurrence, condition or development which has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole. The term Material Adverse Effect is subject to certain exceptions, including: (i) changes, events, occurrences or effects generally affecting the economy or the financial, debt, credit, capital, banking or securities markets or conditions including effects arising out of (1) any regulatory or political conditions or developments, or (2) any outbreak, escalation or threat of hostilities, declared or undeclared acts of war, sabotage or terrorism, or weather or climatic conditions or other force majeure events; or (ii)(A) changes in Law or in generally accepted accounting principles or in accounting standards, or changes in general legal, regulatory or political conditions, (B) the announcement or consummation of the Merger Agreement or any fact, change, event, occurrence, condition or development resulting from actions taken by the Company at the written request of Parent, (C) the identity of Parent, the Offeror or any of their respective Affiliates as a party to the Transactions, (D) any action taken by the Company or its Subsidiaries as required by the Merger Agreement or with Parent’s written consent, or (E) any decline in the market price, or change in trading volume, of the Company Common Stock or any failure of the Company to meet projections or forecasts.

Pursuant to the Merger Agreement, Parent and the Offeror have made customary representations and warranties to the Company, including representations relating to: organization, standing; authority, non-contravention; governmental approvals; information supplied; ownership and operations of the Offeror; capital resources; limited guarantee; brokers and other advisors; ownership of shares; certain arrangements; Parent and Offeror acknowledgements.

None of the representations and warranties in the Merger Agreement will survive consummation of the Merger, and cannot be the basis for claims under the Merger Agreement by either party after termination of the Merger Agreement except as a result of fraud or willful breach.

Covenants

Company Conduct of Business Covenants. The Merger Agreement provides that, except as otherwise expressly contemplated therein, required by applicable law, or consented to by Parent during the period from the date of the Merger Agreement until the Effective Time, the Company and its Subsidiaries will (x) conduct its business in all material respects in the ordinary course consistent with past practice, and (y) use its reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to preserve the relationships with those Persons having business relationships with the Company or any of its Subsidiaries and (z) continue its program of capital expenditures in the ordinary course of business. The Company further agreed, except as otherwise contemplated or permitted by the Merger Agreement or required by applicable law, and during the period from the date of the Merger Agreement until the Effective Time, not to, and to cause each of its Subsidiaries not to, take any of the following actions without the consent of Parent:

•	(A) issue, sell or grant any shares of its or its Subsidiaries’ capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its or its Subsidiaries’ capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its or its Subsidiaries’ capital stock; (B) redeem, purchase or otherwise acquire any of its outstanding shares of its or its Subsidiaries’ capital stock, or any rights, warrants or options to acquire any shares of its or its Subsidiaries’ capital stock, except (x) pursuant to commitments in effect as of the date hereof or (y) in connection with acquisitions in connection with the forfeiture of equity awards; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its or its Subsidiaries’ capital stock; or (D) split, combine, divide, subdivide, reverse split, consolidate, reclassify, recapitalize or any other similar transaction with respect to any shares of its or its Subsidiaries’ capital stock;

•	incur or cancel any Indebtedness for borrowed money or guarantee any such Indebtedness, other than amounts not in excess of $250,000 in the aggregate outstanding at any time;

•	sell, lease, license, abandon or otherwise dispose of any of its properties or assets other than (A) sales, leases, licenses, abandonments or other dispositions in the ordinary course consistent with past practice, (B) pursuant to Contracts in force on the date of the Merger Agreement and listed on the Company Disclosure Letter, (C) dispositions of obsolete or worthless assets, or (D) transfers among the Company and its Subsidiaries;

•	make capital expenditures, in the aggregate, that are more than $250,000 in excess of the amount set forth in the Company Disclosure Letter;

•	make any acquisition (including by merger, consolidation, acquisition of assets, or otherwise) of any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any property or assets (except in the ordinary course of business consistent with past practice and except as set forth on the Company Disclosure Letter) of any other Person for consideration in excess of $500,000 in the aggregate; provided that the Company or any of its Subsidiaries may not acquire the capital stock of any other Person;

•	mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of any of its or its Subsidiaries’ capital stock or other equity interests or material assets (tangible or intangible), or create, assume or suffer to exist any liens thereupon except certain permitted liens;

•	make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) the Company, (B) any wholly owned Subsidiary, (C) in connection with the Company’s system fund in the ordinary course and in amounts consistent with past practice, or (D) to Company employees through the Company’s 401(k));

•	other than in the ordinary course of business and in amounts consistent with past practice, enter into (A) any intercompany loan (other than (x) with the Company, (y) with any wholly owned Subsidiary or (z) in connection with the Company’s system fund in the ordinary course and in amounts consistent with past practice) or (B) intercompany debt arrangement (other than (x) with the Company, (y) with any wholly owned Subsidiary or (z) in connection with the Company’s system fund in the ordinary course and in amounts consistent with past practice), or, in either case, modify or otherwise increase or decrease the balances thereof;

•	waive, release, assign, settle or compromise any legal action, transaction related claim, or other claim, liability or obligation, whether absolute, accrued, asserted or unasserted, contingent or otherwise against the Company or any of its Subsidiaries or any of their respective directors or officers, other than in the case of legal actions or other claims, liabilities or obligations either (A) for an amount not greater than $250,000 individually (including any single or aggregated claims arising out of the same or similar facts, events or circumstances) or $500,000 in the aggregate (determined, in each case, net of insurance proceeds) or (B) if the loss resulting from such waiver, release, assignment settlement or compromise is reimbursed to the Company or any of its Subsidiaries by an insurance policy, in each case only without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries or any of its officers or directors;

•	renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, the operations of the Company and its Affiliates or the Surviving Corporation or its Affiliates after the Effective Time;

•	Except as required by applicable law or the Transactions, enter into, amend, terminate (other than terminations in accordance with their terms) or waive any material rights or obligations under, any material contract, franchise agreement or company lease;

•

(A) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors, (B) grant any severance or termination pay to, or enter into any severance agreement with, any of its directors, officers, employees or individual independent contractors, other than payments of severance benefits pursuant to any Company Plan in effect as of the date hereof in the ordinary course of business, consistent with past practice, (C) enter into any employment, retention or change of control agreement (including any offer letter) with any of its directors, officers or employees, other than employment agreements terminable on less than 30 days’ notice without payment of severance benefits or penalty or similar payments, (D) amend or terminate any, or enter into or adopt any new, Company Plan (or other plan, agreement or arrangement that would be a Company Plan if in effect on the date of the Merger Agreement) for the benefit of any current or former directors, officers, employees or independent contractors of the Company or any of its Subsidiaries, (E) take any action to fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any Company Plan (except for payment of insurance premiums, contributions to tax-qualified plans, or payment of employment taxes), (F) adopt, enter into, amend or terminate any collective bargaining agreement or other similar arrangement relating to union or organized employees, (G) terminate the employment of any executive officer of the Company, other than for cause, or (H) hire any employee or individual independent contractor having a total annual compensation (including salary, bonus and benefits) in excess of $150,000, in each case, other than as required pursuant to applicable law or the terms of any Company benefit plan in effect on the date of this Agreement;

•	make or change any material election concerning taxes, file any material amended tax return, change any material method of tax accounting, or settle or compromise any audit or proceeding relating to a material amount of taxes;

•	make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable law;

•	amend the Company’s articles of incorporation or bylaws or any charters, bylaws or similar organizational or governing documents of any of the Company’s Subsidiaries;

•	enter any new line of business outside of its existing business;

•	enter into, amend, waive or terminate (other than terminations in accordance with their terms) any affiliate transaction;

•	enter into any agreement or understanding or arrangement with respect to the voting or registration of the shares of the Company’s or its Subsidiaries’ capital stock;

•	fail to use commercially reasonable efforts to (A) keep in force material insurance policies and (B) in the event of a termination, cancellation or lapse of any material insurance policies, obtain replacement policies providing insurance coverage with respect to the material assets, operations and activities of the Company and its Subsidiaries as is currently in effect;

•	merge or consolidate the Company or any of its Subsidiaries with any Person;

•	adopt a plan or agreement of complete or partial liquidation or dissolution;

•	other than as permitted by the Merger Agreement, take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the Offer Conditions or any conditions to the Merger not being satisfied; or

•	agree in writing to take any of the foregoing actions.

Company Proxy Statement; Stockholders Meeting. The Merger Agreement provides that the Company will promptly prepare the Proxy Statement and Parent will promptly provide the Company any information required for inclusion in the Proxy Statement. If the Company Stockholder Approval is required by applicable law, as promptly as reasonably practicable after the Offer Closing, Offer Expiration Date or Offer Termination, as applicable, the Company will (and in any event within two business days) file the Proxy Statement with the SEC.

The Company will, as soon as reasonably practicable following the date the Proxy Statement is cleared by the SEC and in accordance with the Company’s articles of incorporation and bylaws and applicable law, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approval. The Company will declare that the Merger Agreement is advisable and recommend to its stockholders adoption of the Merger Agreement (unless there has been a Company Adverse Recommendation Change).

Go Shop; No Solicitation. During the period commencing on the date of the Merger Agreement and ending at 4:59 p.m. (New York time) on January 29, 2014 (the “Go-Shop Period”), the Company and its Subsidiaries’ respective directors, officers, employees, consultants, advisors (collectively, “Representatives”) may (x) continue to solicit, initiate, encourage and facilitate any inquiry, discussion, offer or request from a Qualified Pre-Existing Bidder that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (y) grant a waiver or terminate any “standstill” or similar obligation of a Qualified Pre-Existing Bidder with respect to the Company or any of its Subsidiaries to allow such Person to submit a Takeover Proposal and (z) engage in discussions and negotiations with, and furnish non-public information relating to the Company to any Qualified Pre-Existing Bidder in connection with a Takeover Proposal, provided that the Company must have previously provided or made available (or concurrently provides or makes available) such information to Parent. The Company will (i) advise Parent of any bona fide inquiries, proposals or offers from any Qualified Pre-Existing Bidder regarding any Takeover Proposal, including material terms and conditions and the identity of the Qualified Pre-Existing Bidder, (ii) deliver to Parent unredacted copies of all proposed transaction documents received from any such Qualified Pre-Existing Bidder and (iii) on a current basis (and in any event within twenty-four hours), the Company will also advise Parent of any material modifications to the terms and conditions of such Takeover Proposal and any material developments, discussions or negotiations regarding any Takeover Proposal.

Upon the expiration of the Go-Shop Period, the Company will immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Qualified Pre-Existing Bidder (other than Excluded Parties) and the Company will request that all confidential information previously furnished to any such Qualified Pre-Existing Bidder (other than Excluded Parties) be returned or destroyed promptly.

Within one business day after the Go-Shop Period, the Company will notify Parent of the identity of each Excluded Party and the material terms and conditions of the Excluded Party’s Takeover Proposal, and the Company will deliver to Parent unredacted copies of all proposed transaction documents received from any such Excluded Party.

Except with respect to Qualified Pre-Existing Bidders during the Go-Shop Period, the Company has agreed not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate (including by way of furnishing information) or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (ii) enter into or participate in any discussions or negotiations or furnish any non-public information in connection with, a Takeover Proposal (other than to state that the Company is not permitted to have discussions) (iii) execute or enter into any Company Acquisition Agreement (other than an acceptable confidentiality agreement) or (iv) terminate, amend, release, modify or fail to enforce any provision (including any standstill or other provision) of, or grant any permission, waiver or request under any confidentiality, standstill or similar agreement (including an acceptable confidentiality agreement).

The Company has agreed that, except with respect to Qualified Pre-Existing Bidders during the Go-Shop Period, it will immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal as of the date of the Merger Agreement, will take reasonable steps to inform its and its Subsidiaries’ Representatives of the obligations undertaken and will request that all confidential information previously furnished to any such third parties be returned or destroyed promptly.

However, after the expiration of the Go-Shop Period and prior to the Acceptance Time, if the Company received an unsolicited bona fide written Takeover Proposal that the Company Board determines in good faith constitutes or would reasonably be expected to lead to a Superior Proposal and, after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below would be inconsistent with its fiduciary duties, then the Company may, in response to such Takeover Proposal, (x) furnish access and non-public information with respect to the Company to the Person who has made such unsolicited bona fide written Takeover Proposal pursuant to an acceptable confidentiality agreement, so long as any written material non-public information has previously been provided to Parent or is provided to Parent substantially concurrently, and (y) participate in discussions and negotiations regarding such unsolicited bona fide written Takeover Proposal.

The Company will (i) advise Parent of any bona fide inquiries, proposals or offers regarding any Takeover Proposal, including material terms and conditions and the identity of the party making the Takeover Proposal, (ii) deliver to Parent unredacted copies of all proposed transaction documents received from any such party and (iii) on a current basis (and in any event within twenty-four hours), the Company will also advise Parent of any material modifications to the terms and conditions of such Takeover Proposal and any material developments, discussions or negotiations regarding any Takeover Proposal. The Company will not enter into any confidentiality agreement which prohibits the Company from providing such information to Parent and will otherwise keep Parent informed on a current basis (and in any event within twenty-four hours) of the status of any discussions or negotiations and of any modifications to such inquiries, proposals or offers, including any change in the Company’s intentions as previously stated.

For the purposes of the Merger Agreement, “Excluded Party” means a Qualified Pre-Existing Bidder from which the Company received, during the Go-Shop Period, a bona fide written Takeover Proposal that: (i) remains pending as of, and has not been withdrawn prior to, the expiration of the Go-Shop Period; and (ii) the Company Board reasonably determines in good faith during the one business day period commencing upon the expiration of the Go-Shop Period, after consultation with the Company’s financial and legal advisors, constitutes or is reasonably likely to result in a Superior Proposal; provided, however, that a Qualified Pre-Existing Bidder that is an Excluded Party will immediately and irrevocably cease to be an Excluded Party upon the withdrawal, termination or expiration of such Takeover Proposal (as it may be amended, adjusted, changed, revised, extended and supplemented).

For the purposes of the Merger Agreement, “Qualified Pre-Existing Bidder” means a Person (a) with whom the Company has executed a confidentiality agreement in connection with its exploration of a potential sale of the Company beginning on October 6, 2013 and ending on the date of the Merger Agreement, and (b) which was invited by the Company to make a Takeover Proposal in the second round of such sale process.

For the purposes of the Merger Agreement, “Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to any (i) acquisition of assets of the Company and its Subsidiaries equal to 25% or more of the Company’s consolidated assets or to which 25% or more of the Company’s revenues or net income on a consolidated basis are attributable, (ii) acquisition of 25% or more of the outstanding Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of any class of capital stock of the Company or any of its Subsidiaries or any resulting parent company of the Company, (iv)merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries or (v)involving any combination of the foregoing; in each case, other than the Transactions.

For the purposes of the Merger Agreement, “Superior Proposal” means an irrevocable, bona fide, written and binding proposal to acquire, directly or indirectly, for consideration consisting of cash and/or readily marketable securities, more than 80% of the equity securities of the Company or assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, at a price that offers greater value per share of Company Common Stock than the Offer Price, which is not subject to a financing condition or, if financing is required, such financing is then fully committed on a basis that is subject to terms and conditions, individually or in the aggregate, that are no less favorable to the Company than the terms and conditions of the Financing, and which is otherwise on terms and conditions which the Company Board determines in good faith (after consultation with its financial and legal advisors) and taking into consideration, among other things, all of the terms, conditions and legal, financial, regulatory and other aspects of such Takeover Proposal and the Person making the proposal and any conditions to any related financing to be more favorable to the Company’s stockholders from a financial point of view than the Transactions (taking into account all adjustments to the terms of the Merger Agreement that may be offered by Parent) and is reasonably likely to be consummated on the terms proposed on a timely basis.

Change in Recommendation/Termination in Connection with a Superior Proposal. The Merger Agreement provides that the Company Board may not (x)(A) withdraw, modify, amend or qualify, in a manner adverse to Parent, the recommendation by the Company Board that stockholders of the Company accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement (the “Company Board Recommendation”), (B) adopt, approve, recommend, endorse or otherwise declare advisable to stockholders a Takeover Proposal, (C) enter into any agreement, letter of intent, agreement in principle or definitive agreement for a Takeover Proposal or requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations under the Merger Agreement, (D) fail to recommend against any Takeover Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten business days after the commencement of such Takeover Proposal, (E) fail to include the Company Board Recommendation in either the Schedule 14D-9 or the Proxy Statement, (F) within three business days of a written request by Parent for the Company to reaffirm the Company Board Recommendation following the date any Takeover Proposal or any material modification thereto is first published or sent or given to the stockholders of the Company, the Company fails to issue a press release that reaffirms the Company Board Recommendation, (G) breach the Company’s covenants relating to the Rights Plan, (H) other than with the written consent of Parent or as required by any judgment, injunction, order, decree or statute of a governmental authority, amend or waive any provision of the Rights Plan or redeem any of the Rights issued under the Rights Plan, or (I) resolve or agree to do any of the foregoing (any action described in this clause (x) being referred to as a “Company Adverse Recommendation Change”) or (y) authorize the Company or any of its Subsidiaries to enter into any written letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or similar agreement constituting or relating to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than an acceptable confidentiality agreement) (each, a “Company Acquisition Agreement”).

However, the Company Board may, at any time before the earlier of (i) the Acceptance Time or (ii) the adoption of the Merger Agreement by the Company’s stockholders, and in response to a Superior Proposal received by the Company Board after the date of the Merger Agreement, (i) make an Company Adverse Recommendation Change (provided that the requirements of the following paragraph are also met) or (ii) terminate the Merger Agreement to enter into a Contract with respect to such Superior Proposal, but only if:

•	the Company first provides prior written notice to Parent in advance of taking such action that it is prepared (A) to make an Company Adverse Recommendation Change which notice will specify the details of the Intervening Event or (B) to terminate the Merger Agreement to enter into an Company Acquisition Agreement with respect to a Superior Proposal;

•	the Company negotiates with Parent in good faith (to the extent Parent also seeks to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the Merger Agreement results in a transaction that is no less favorable to the stockholders of the Company than any Takeover Proposal that is deemed to constitute a Superior Proposal; and

•	Parent does not make a binding and irrevocable written and complete proposal that the Company Board determines in good faith, after consultation with its financial advisor, causes the Takeover Proposal that constituted a Superior Proposal to no longer constitute a Superior Proposal.

Further, the Merger Agreement allows the Company Board to withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent if, at any time before the earlier of (i) the Acceptance Time or (ii) the adoption of the Merger Agreement by the Company’s stockholders, (x) in response to the receipt of a bona fide written Takeover Proposal, if the Company Board determines in good faith that such bona fide written Takeover Proposal constitutes a Superior Proposal and following consultation with outside legal counsel, that it is required to withdraw, modify or amend the Company Board Recommendation in order to comply with its fiduciary duties to the stockholders of the Company under applicable law, or (y) if other than in connection with a Takeover Proposal, an event, fact, circumstance, development or occurrence that affects the business assets or operations of the Company that is unknown (and is not reasonably foreseeable) to the Company Board as of the date of the Merger Agreement becomes known to the Company Board prior to obtaining the Company Stockholder Approval and the Company Board has concluded in good faith, following consultation with its outside legal counsel, that it would be required to withdraw, modify or amend the Company Board Recommendation in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; provided that the Company Board may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing if any such Superior Proposal resulted from a breach by the Company of its non-solicitation obligations pursuant to the Merger Agreement.

Rights Plan. On the date of the Merger Agreement, the Company will file with the Secretary of State of the State of Kansas pursuant to Section 17-6401(g) of the KGCC a certificate of designation in respect of preferred stock of the relating thereto, in the form attached as an exhibit to the Merger Agreement. The Company will distribute the rights issued under the Rights Plan (the “Rights”) on or prior to the eleventh day following the date of the Merger Agreement to holders of record as of a date not later than the eleventh day following the date of the Merger Agreement. The Company will not, without Parent’s prior written consent, amend or waive any provision of the Rights Plan or redeem any of the Rights; provided, however, that the Company Board may amend or waive any provision of the Rights Plan or redeem such Rights to the extent that: (i)(A) none of the Company, its Affiliates, its Subsidiaries or any of their Representatives have breached in any material respect their obligations with respect to the Proxy Statement, Company Shareholders’ Meeting, Go-Shop or no solicitation, (B) the Company Board determines in good faith, after having consulted with its outside legal counsel, that the failure to amend such Rights Plan, waive such provision or redeem such Rights would be inconsistent with its fiduciary duties, and (C) the Company provides Parent with written notice of the Company’s intent to take such action at least three business days before taking such action; or (ii) a court of competent jurisdiction orders the Company to take such action or issues an injunction mandating such action. The Company agrees not to enter into or adopt any other “poison pill” or similar stockholder rights plan.

Employee Benefits. Parent has agreed with the Company that it will, for a period of one year immediately following the Closing Date (or, if earlier, the date of termination of the applicable Company employee), cause the Surviving Corporation and its subsidiaries to provide salaried employees of the Company and its Subsidiaries (each, a “Company Employees”) with:

•	if employed as a salaried, exempt employee, the level of base salary that, on an individual-by-individual basis, is no less favorable to the level of base salary in effect immediately prior to the Closing Date;

•	employee benefit plans and programs (excluding equity compensation grants) that are substantially comparable, in the aggregate, to the employee benefit plans and programs provided by the Company and its subsidiaries to Company Employees prior to the Closing Date (excluding any equity compensation grants); and

•	service credit in connection with any 401(k) savings plan and welfare benefit plans and policies (including vacations and holiday policies) maintained by Parent or one of its affiliates which is made available following the Closing Date by Parent or one of its affiliates for purposes of any waiting period, vesting, eligibility and benefit entitlement (but excluding benefit accruals), though the foregoing service credit will not apply with respect to any defined benefit plan or to the extent its application would result in a duplication of benefits;

Parent also agreed to use commercially reasonable efforts to:

•	waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Company Employees under any welfare benefit plan which is made available to Company Employees following the Closing Date by Parent or one of its affiliates if such limitations and conditions were waived with respect to such Company Employees under the Company benefit plans; and

•	provide credit solely for purposes of the plan year in which the Closing occurs to Company Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the employee benefit plans, programs and arrangements of the Company and its Subsidiaries during the portion of the relevant plan year including the Closing Date.

Parent and the Company agreed that nothing in the Merger Agreement will confer any rights upon any Company Employee (including any beneficiary or dependent thereof), guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective affiliates to terminate the employment of any Company Employee at any time and for any reason, require Parent, the Surviving Corporation or any of their respective affiliates to continue any Company benefit plan or other employee benefit plans, programs or contracts or prevent the amendment, modification or termination thereof following the Closing, or amend any Company benefit plans or other employee benefit plans, programs or contracts.

Financing. The Offeror and Parent have agreed to use their reasonable best efforts (taking into account the expected timing of the Marketing Period) to arrange and consummate the Financing on the terms and conditions described in the Commitment Letters at or prior to the Closing including (i) by maintaining in effect the Commitment Letters and negotiating and entering into the definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”) on the terms and conditions contained in the Debt Commitment Letter; (ii) satisfying (or, if deemed advisable by Parent, seeking the waiver of) on a timely basis all terms, covenants and conditions set forth in the Commitment Letters and Definitive Financing Agreements applicable to Parent and the Offeror that are within their control; (iii) upon satisfaction of the conditions precedents in the Merger Agreement, consummating or causing the consummation of the Financing.

Notwithstanding Parent’s and the Offeror’s agreement to arrange the Financing on the terms and conditions described in the Commitment Letters, Parent and Offeror may amend, alter or replace the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of the Merger Agreement; or otherwise amend, alter or replace any Commitment Letter so long as such action would not reasonably be expected to prevent or materially impair or delay the ability of Parent to consummate the Transactions.

Parent may substitute any or all of the Debt Financing with alternative financing provided by alternative financing sources so long as the terms of such alternative financing, taken as a whole, would not be materially less favorable to Parent and Offeror as those contained in the Debt Commitment Letter.

Parent and Offeror may engage in customary equity syndication to include other investors as long as (i) the aggregate amount of the Equity Financing is not reduced; (ii) the arrangements and agreements, in the aggregate, would not be reasonably likely to delay or prevent the Closing; and (iii) the arrangements and agreements would not diminish or release the pre-closing obligations of the parties to the Equity Commitment Letter, adversely affect the rights of Parent or Offeror to enforce its rights against the other parties to the Equity Commitment Letter, or otherwise constitute a waiver or reduction of Parent’s or Offeror’s rights under the Equity Commitment Letter.

Prior to the consummation of the Offer, the Company and its subsidiaries have agreed to use their reasonable best efforts to provide and to cause their respective representatives, to provide, to Parent and Offeror such cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the Financing.

Indemnification and Insurance of the Company’s Directors and Officers. The Merger Agreement provides that, from and after the Effective Time, Parent, the Company and the Surviving Corporation will indemnify all present or former directors, officers, employees or agents of the Company or of a Subsidiary of the Company (each, an “Indemnitee”) to the fullest extent permitted by applicable law with respect to all claims and expenses based on or arising out of (A) the fact that an Indemnitee was a director, officer, or employee of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary at any time prior to the Effective Time. Parent, the Company and the Surviving Corporation will assume all obligations in respect of indemnification and exculpation from liabilities as provided in the Company’s articles of incorporation, bylaws and the organizational documents of such Subsidiaries and certain indemnification agreement, which will survive the Transactions and continue in full force and effect in accordance with their respective terms.

The Merger Agreement also provides that Parent will maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of substantially similar coverage and amounts with respect to claims arising out of or relating to events which occurred before or at the Effective Time, so long as Parent are not required to pay an annual premium in excess of 300% of the current aggregate annual premium. The Company may, and, if requested by Parent, will purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially similar benefits as the current policies.

Reasonable Best Efforts. Each of the parties to the Merger Agreement has, subject to certain limitations, agreed to use its reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that all the condition to Closing are satisfied and to consummate the Transactions in the most expeditious manner practicable and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, including as required under any material contract, franchise agreement or company lease.

Delisting. The Company will use its reasonable best efforts to take all actions reasonably necessary under applicable law and rules and policies of the NYSE to cause the delisting of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock.

Takeover Laws. The Company agrees not take any action which would cause any Takeover Law to become applicable to the Merger Agreement or any of the Transactions. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation becomes applicable to the Transactions, the Company will use reasonable best efforts to take such actions to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Certain Transfer Taxes. Parent or the Surviving Corporation agree to pay real estate transfer Taxes with respect to real property owned by the Company or any of its Subsidiaries immediately prior to the Merger that becomes due with respect to the Merger.

Obligations of the Offeror and the Surviving Corporation. Parent will take all action necessary to cause the Offeror and the Surviving Corporation to perform their respective obligations under the Merger Agreement.

Resignations. The Company will cause each officer, director or manager of the Company or any of its Subsidiaries, as requested by Parent, to tender his or her resignation effective as of the earlier of the Acceptance Time or the Closing.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to public announcements, access to information and confidentiality, notification of certain matters, fees and expenses, control of operations, the company disclosure letter, certain matters relating to Rule 14d-10(d) and Rule 16b-3 under the Exchange Act.

Conditions to the Merger

Conditions to Each Party’s Obligation to Effect the Merger. Each party’s obligations to effect the Merger on the Closing Date are subject to satisfaction of the following conditions:

•	If required by law, the affirmative vote of holders of a majority of Shares entitled to vote at a stockholders’ meeting to adopt the Merger Agreement (the “Company Stockholder Approval”) has been obtained;

•	The waiting period applicable to the Transactions under the HSR Act has terminated, expired or early termination has been granted;

•	(i) There is no a pending legal action by any state or federal governmental authority seeking to challenge or make illegal or otherwise enjoin, prohibit, prevent, restrain or materially delay the consummation of the Transactions or (ii) there is no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”), whether temporary, preliminary or permanent, that would, or would reasonably be expected to, directly or indirectly, result in any of the consequences referred to in clause (i) above;

•	Unless the Offer Termination has occurred, the Offeror has accepted for payment and paid for Shares validly tendered.

Conditions to Parent’s and the Offeror’s Obligations to Effect the Merger. Parent and the Offeror’s obligations to effect the Merger on the Closing Date are further subject to satisfaction of the following conditions:

•	(i) Certain representations and warranties of the Company relating to organization, standing and corporate power; capitalization; authority, non-contravention, voting requirements; absence of certain changes; brokers and other advisors and state takeover laws are accurate in all respects as of the date of the Merger Agreement and as of the Closing Date; (ii) certain representations and warranties of the Company relating to capitalization; opinion of the financial advisor and the rights plan are accurate in all material respects as of the date of the Merger Agreement and as of the Closing Date; and (iii) all remaining representations and warranties of the Company, disregarding all qualifications relating to materiality or Material Adverse Effect, are accurate except where the failure to be accurate has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of the Merger Agreement and as of the Closing Date;

•	The Company has performed or materially complied with all of its obligations under the Merger Agreement;

•	There has not been, individually or in the aggregate, a Material Adverse Effect; and,

•	The Company has delivered to Parent a certificate certifying that the conditions listed in the four bullets immediately above have been satisfied.

Conditions the Company’s Obligations to Effect the Merger. Solely if the Offer has been terminated or if the Offer Closing has not occurred, then the Company’s obligations the effect the Merger on the Closing Date are further subject to satisfaction of the following conditions:

•	The representations and warranties of Parent and the Offeror, disregarding all qualifications contained therein relating to materiality, are accurate as of the date of the Merger Agreement and as of the Closing Date, except where the failure to be true and correct would not, individually or in the aggregate, prevent, impair or materially delay Parent or the Offeror’s ability to perform their obligations under the Merger Agreement or to consummate the Transactions, and the Company has received a certificate signed on behalf of Parent to such effect; and

•	Parent and the Offeror have performed or materially complied with all of their obligations under the Merger Agreement, and the Company has received a certificate signed on behalf of Parent to such effect.

Frustration of Closing Conditions. The parties may not rely on the failure of any condition to the Merger to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Transactions.

Conditions to the Offer

For a description of the conditions to the Offer, see Section 14 –“Certain Conditions of the Offer.”

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval:

1.	by mutual written consent of Parent and the Company;

2.	by either Parent or the Company:

a.	if the Effective Time has not occurred prior to July 14, 2014, (the “Walk-Away Date”) which may be extended by up to sixty (60) days by mutual written consent of Parent and the Company, unless the failure of the Effective Time to occur on or before the Walk-Away Date was primarily due to a material breach by such terminating party of its obligations under the Merger Agreement;

b.	if any Restraint permanently enjoins or otherwise prohibits consummation of the Transactions, and such Restraint has become final and nonappealable; provided the party claiming such right to terminate has complied with its obligation to use reasonable best efforts to prevent, oppose or remove such Restraint;

c.	if consummation of the Merger requires the Company Stockholder Approval pursuant to applicable law and if the Company Stockholder Approval has not been obtained at the Company Stockholders Meeting duly.

3.	by Parent:

a.	if the Company has materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A)(x) if the Offer Termination has not occurred, and if such breach or failure were occurring or continuing at the Offer Closing, would give rise to the failure of an Offer Condition or (y) if the Offer Termination has occurred, and if such breach or failure were occurring or continuing at the Closing, would give rise to the failure of a condition to the obligations of Parent or the Offeror to the Merger and (B) has not been cured by the Walk-Away Date; provided that (x) Parent has given the Company four (4) business days’ written notice of such termination and the basis for such termination, (y) Parent or the Offeror are not then in material breach of any of their representations, warranties, covenants or agreements and (z) the Offer Closing has not occurred;

b.	if a Company Adverse Recommendation Change has occurred;

c.	if the Company has breached any of its obligations under the go shop or no shop (other than de minimis breaches of certain of the Company’s notification obligations); or

d.	if there has been, individually or in the aggregate, a Material Adverse Effect on the Company;

4.	by the Company:

a.

if Parent has materially breached or failed to perform any of its representations, warranties, covenants or agreements and (A) if such breach or failure were occurring or continuing at the Closing, would give rise to the failure of a condition of the Company to the Merger and (B) such breach or failure has not been cured by the Walk-Away Date; provided (x) that the Company has given Parent four business days’ written notice of such termination and the basis for such termination, (y) the Company is not then in material breach of any of its representations, warranties, covenants or agreements and (z) the Offer Closing has not occurred;

b.	if concurrently, the Company enters into a definitive Company Acquisition Agreement providing for a Superior Proposal and has paid the Company Termination Fee or the Go-Shop Termination Fee, as applicable, and has reimbursed Parent’s expenses;

c.	if (A) the conditions to each party’s obligations to the Merger and the conditions to the obligations of Parent and the Offeror to the Merger have been satisfied, (B) Parent fails to close the Merger by the second business day after satisfaction of the conditions of the Merger and (C) after such failure to close the Merger, the Company has given Parent written notice two business days prior to such termination that it stands and will stand ready, willing and able to consummate the Merger until such termination, certifies as to the statements in clause (A) above, and states the Company’s intention to terminate and the basis for such termination; or

d.	if, on the Offer Expiration Date, (A)(x) all of the Offer Conditions have been satisfied or waived and (y) the Offeror fails to consummate the Offer within two (2) business days of the Offer Expiration Date, or (B)(x) all of the Offer Conditions (other than the condition that Parent (either directly or through its Subsidiaries) has entered into Definitive Financing Agreements, collectively in an amount at least equal to the Required Amount, which amount will be available to Parent (either directly or through its Subsidiaries) at the Offer Closing, subject only to consummation of the Offer Closing and the Closing) has been satisfied or waived and (y) the Offeror fails to consummate the Offer within five business days thereafter; provided that, in each case, the Company has given Parent written notice at least two Business Days prior to the Offer Expiration Date that it stands and will stand ready, willing and able to consummate the Top-Up Option (if necessary) and the Merger, certifies as to the statements in clause (A)(x) or (B)(x) above, as applicable, and states the Company’s intention to terminate the Merger Agreement and the basis for such termination; provided, further, that the Company is not in material breach of the Merger Agreement.

Effects of Termination

In the event of termination of the Merger Agreement, the Merger Agreement will immediately become null and void, without any liability or obligation on the part of Parent, the Offeror, or the Company or their respective directors, officers and Affiliates, except that:

•	the Confidentiality Agreement and certain provisions of the Merger Agreement will survive the termination of the Merger Agreement;

•	the Company or Parent may have liability as provided below in Termination Fees and Expenses; and

•	subject to the provisions described below in “– Termination Fees and Expenses – Liability Cap”, no such termination will relieve any party from liability for Fraud or Willful Breach. However, Parent, the Offeror and/or the Guarantor will not have liability for monetary damages (including monetary damages in lieu of specific performance) in the aggregate in excess of the Parent Termination Fee, and the Parent Termination Fee will be the maximum aggregate liability of Parent and the Offeror hereunder (and of the Guarantor under the Limited Guarantee, collectively).

Termination Fees and Expenses

Payable by Parent. Parent has agreed to pay the Company a $66.6 million termination fee (the “Parent Termination Fee”) within two business days after termination if (i) the Merger Agreement is terminated by the Company pursuant to paragraphs 4(a) above, and the material breach by Parent or the Offeror is a material factor in the failure of the Offer or the Merger to be consummated or (ii) the Merger Agreement is terminated by the Company pursuant to paragraph 4(c) or 4(d) above.

Payable by the Company. The Company has agreed to pay Parent a $46.6 million termination fee (the “Company Termination Fee”) if:

•	if the Merger Agreement is terminated by Parent pursuant to paragraph 3(b) above, in which case the Company Termination Fee must be paid within two business days of the termination;

•	if the Merger Agreement is terminated by the Company pursuant to paragraph 4(b) above, in which case the Company Termination Fee must be paid concurrently with such termination;

•	if the Merger Agreement is terminated by the Company pursuant to paragraph 4(b) above to accept a Superior Offer from an Excluded Party prior to the Go-Shop Agreement Cut-Off Date, in which case the Company Termination Fee is reduced to $23.3 million (the “Go-Shop Termination Fee”) and must be paid concurrently with such termination; or

•	if (i) the Merger Agreement is terminated (A) by the Company or Parent pursuant to paragraph 2(a) above (unless the Company would have been entitled to terminate the Merger Agreement pursuant to paragraph 4(a)), (B) by the Company or Parent pursuant to paragraph 2(c), or (C) by Parent pursuant to paragraph 3(a), 3(c) or 3(d) and (ii) within twelve (12) months following the termination, the Company consummates any transaction in respect of a Takeover Proposal or enters into an agreement in respect of a Takeover Proposal which is later consummated, in which case, payment will be made promptly, and in any event within two business days, after the date on which the Company consummates such transaction in respect of such Takeover Proposal.

Reimbursement of Parent Expenses. The Company has agreed to pay Parent $7.0 million for expenses incurred in connection with the Merger Agreement and the Transactions if:

•	if the Merger Agreement is terminated by Parent pursuant to paragraph 3 above, in which case the reimbursement must be paid within two business days of the termination;

•	if the Merger Agreement is terminated by the Company pursuant to paragraph 4(b), in which case the reimbursement must be paid concurrently with the termination;

•	if the Merger Agreement is terminated by the Company or Parent pursuant to paragraph 2(a) above (unless the Company would have been entitled to terminate the Merger Agreement pursuant to paragraph 4(a)), in which case the reimbursement must be paid within two business days of the termination; or

•	if the Merger Agreement is terminated by the Company or Parent pursuant to paragraph 2(c), in which case the reimbursement must be paid within two business days of the termination.

Liability Cap. Parent’s right to receive the Company Termination Fee and Parent’s right to receive reimbursement of expenses are the sole and exclusive remedy of Parent, the Offeror and Guarantor against the Company and its Subsidiaries, their former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, financing sources, managers, general or limited partners or assignees (each, an “Associated Party”), or any Associated Party of such Associated Parties for any damages suffered as a result of the failure of the Transactions to be consummated. Upon payment of the Company Termination Fee and reimbursement of expenses, the Company, its Subsidiaries, their respective Associated Parties, or any Associated Party of such Associated Parties will have no further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

The Company’s right to receive the Parent Termination Fee is the sole and exclusive remedy of Company and its Subsidiaries against Parent, the Offeror and Guarantor, their respective Associated Parties or any Associated Party of such Associated Parties for any damages suffered as a result of the failure of the Transactions to be consummated. Upon payment of the Company Termination Fee and reimbursement of expenses, Parent, the Offeror, the Guarantor, their respective Associated Parties, or any Associated Party of such Associated Parties will have no further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

Modification or Amendment

The Merger Agreement may be amended by the parties at any time before the Effective Time, whether before or after obtaining the Company Stockholder Approval, so long as there is no amendment that requires further stockholder approval under applicable law after stockholder approval hereof is made without such required further approval.

No Recourse

The Merger Agreement provides that all claims or causes of action that may be based upon, arise out of or relate to the Merger Agreement, the Limited Guarantee, the company disclosure letter, the confidentiality agreement (the “Related Documents”) or the negotiation, execution, performance or non-performance of the Merger Agreement or the Related Documents may only be made against the parties to those agreements. No Person who is not a named party to the Merger Agreement or the Related Documents, including without limitation any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to the Merger Agreement will have any liability to any party to the Merger Agreement for any obligations or liabilities arising under, in connection with or related to the Merger Agreement, the Related Documents or any related claims.

Specific Performance

The parties are entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement or the Limited Guarantee, and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement and the Limited Guarantee.

The Company may not enforce specifically Parent and the Offeror’s obligations to consummate the Offer or the Merger, to pay the Offer Price or Merger Consideration or to cause the Equity Financing to be funded unless:

•	with respect to the Offer and payment of the Offer Price and the Equity Financing related thereto, all of the Offer Conditions have been satisfied or waived as of the expiration of the Offer;

•	with respect to the Merger, the payment of the Merger Consideration and the Equity Financing related thereto, all the conditions to the Merger have been satisfied or waived;

•	Parent has received the Debt Financing and/or Parent has entered into Definitive Financing Agreements, collectively in an amount at least equal to the Required Amount, which amount will be available to Parent at the Offer Closing; and

•	with respect to any funding of the Equity Financing to occur at the Closing, the Company has irrevocably and unconditionally confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur (and the Company has not revoked such confirmation).

The Company may concurrently seek specific performance or other equitable relief in and seek payment of the Parent Termination Fee. However, under no circumstances may the Company receive both a grant of specific performance or other equitable relief and payment of any monetary damages, including all or any portion of the Parent Termination Fee.

The parties agree not to raise any objections to the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of the Merger Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Except as and to the extent expressly permitted above, the Company is not entitled to an injunction or injunctions to prevent breaches of the Merger Agreement by Parent or the Offeror or any remedy to enforce specifically the terms and provisions of the Merger Agreement and that the Company’s sole and exclusive remedies with respect to any such breach will be payment of the Parent Termination Fee.

Confidentiality Agreements. On January 15, 2014, the Company and Management VIII entered into a confidentiality agreement (the “Confidentiality Agreement”) concurrently with the execution of the Merger Agreement. Under the Confidentiality Agreement, Management VIII agreed, (i) subject to certain exceptions, to keep confidential any confidential information concerning the Company furnished by the Company to Management VIII or its representatives.

Rights Agreement. The following is a summary of the material provisions of the Rights Agreement. In connection with the Merger Agreement, the Company entered into the Rights Agreement, dated January 15, 2014, as amended, between the Company and Computershare Trust Company, N.A., as rights agent. The Rights Agreement requires the Company to issue the Rights. These rights will not be exercisable until the expiration of certain time periods following the acquisition of 10% or more of the outstanding shares of Common Stock by certain persons or offers by certain persons to acquire 10% or more of the outstanding shares of Common Stock, in each case, without the Company Board’s prior approval (a “Triggering Event”). Following the occurrence of a Triggering Event, the Rights will generally entitle their holders to purchase, at the exercise price of the Right, such number of shares of Common Stock having a current value of twice the exercise price of the Right, or, if the Company is acquired in a merger or other business combination transaction, the Rights would generally entitle their holders the opportunity to purchase, at the exercise price of the Right, such number of shares of the common stock of such other party to the merger or other business combination having a current value of twice the exercise price of the Right. The Rights will be issued to all holders of shares of Common Stock on January 26, 2014, pursuant to a distribution declared by the Company Board on January 15, 2014, but will not be represented by separate certificates unless and until a Triggering Event occurs. Until such time, the Rights will be represented by and are transferable with your shares of Common Stock. The Rights will cease to be exercisable immediately prior to the earlier of the Acceptance Time or the Effective Time.

The Limited Guarantee. The following is a summary of the material provisions of the Limited Guarantee (as defined below), a copy of which has been filed as exhibit (d)(2) to the Schedule TO. This summary is qualified in its entirety by reference to such agreement, which is incorporated by reference herein. Simultaneously with the execution of the Merger Agreement, the Equity Commitment Letter and the Debt Commitment Letters, the Holding Partnership provided the Company with a limited guarantee (the “Limited Guarantee”) which guarantees the payment and performance of Parent’s obligations to the Company with respect to the payment of the Parent Termination Fee, certain indemnification obligations related to financing cooperation and damages resulting from fraud or willful breach of the Merger Agreement to the extent such damages survive termination of the Merger Agreement, in each case, subject to the terms and conditions of the Limited Guarantee.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is for the Offeror to acquire control of, and all of the outstanding equity interests in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Top-Up Option and the Merger is to acquire all outstanding shares of Common Stock not tendered and purchased pursuant to the Offer. If the Offer is successful, the Offeror may exercise and consummate the Top-Up Option and expects to complete the Merger as promptly as practicable. The Merger Agreement provides, among other things, that the Offeror will be merged into the Company and that upon consummation of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Parent. Also upon consummation of the Merger, the Merger Agreement provides that the bylaws of the Offeror will be the bylaws of the Surviving Corporation and the articles of incorporation of the Company will be in the form attached to the Merger Agreement, and in such form, will be the articles of incorporation of the Surviving Corporation. At the Effective Time, the directors and officers of the Offeror and the Company, respectively, will become the directors and officers of the Surviving

Corporation, in each case, until their respective successors are duly elected or appointed. See Section 11 –“The Merger Agreement and Other Agreements” of this Offer to Purchase.

If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Surviving Corporation. Similarly, after selling your Shares in the Offer or the exchange of your shares of Common Stock in the subsequent Merger, you will not bear the risk of any decrease in the value of the Company or Surviving Corporation, as applicable.

If the Offeror acquires at least 90% of the outstanding shares of Common Stock pursuant to the Offer and the Top-Up Option, if applicable, the Merger may be consummated without a stockholders’ meeting and without the approval of the Company’s stockholders. In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority the Company’s stockholders for the adoption of the Merger Agreement. The Company Board has unanimously recommended that the Company’s stockholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

Except as provided in the Letter of Transmittal, this Offer does not constitute a solicitation of proxies, and the Offeror is not soliciting proxies at this time.

If the Offeror accepts Shares for payment pursuant to the Offer, under the Merger Agreement Parent will become entitled to designate the number of directors, rounded up to the next whole number, constituting the Company Board that equals the product of (i) the total number of directors on the Company Board and (ii) the percentage that the number of Shares beneficially owned by Parent and its Subsidiaries (including Shares purchased pursuant to the Offer) bears to the total number of Shares then outstanding. The Company must, upon the written request of Parent, promptly cause Parent’s designees to be elected or appointed to the Company Board at the Acceptance Time, including, if necessary, by increasing the total number of Company directorships and securing resignations of incumbent directors. The Company must also, at the written request of Parent, promptly cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Company Board, on (A) each committee of the Company Board and (B) each board of directors (or similar body) of each Subsidiary of the Company (and each committee (or similar body) thereof) at the Acceptance Time. The Company is obligated to take all actions necessary to effect the foregoing, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

The Offeror expects that election or appointment of Parent designees to the Company Board would permit Parent to exert substantial influence over the Company’s conduct of its business and operations. However, after such election or appointment and prior to the Effective Time, under the terms of the Merger Agreement, the approval of a majority (or in the case where there are two or fewer, the concurrence of all such “independent directors”) of the directors of the Company who were “independent” under of Section 10A(m)(3) of the Exchange Act, immediately prior to such designations by Parent who remain on the Company Board after such designations by Parent will be required in order to (i) amend, modify or terminate the Merger Agreement, (ii) extend the time for performance of any of the obligations or other acts of Parent or the Offeror under the Merger Agreement or (iii) waive any condition to the Company’s obligations under the Merger Agreement or any of the Company’s rights under the Merger Agreement, (iv) amend the Company’s certificate of incorporation or bylaws in a manner that adversely affects or would reasonably be expected to adversely affect the stockholders of the Company, (v) take certain actions in favor of an alternative acquisition proposal or otherwise modify the Company Board Recommendation, or (vi) cause the Company to take any other action in connection with the Merger, which adversely affects or would reasonably be expected to adversely affect the stockholders of the Company (other than Parent, the Offeror or any of their affiliates).

Top-Up Option. The purpose of any exercise by the Offeror of the Top-Up Option following completion of the Offer would be to acquire an additional number of shares of Common Stock sufficient to permit the Offeror to effect a “short-form” merger in accordance with the applicable provisions of the KGCC and to thereby acquire the remaining outstanding ownership interests in the Company without requiring a vote of the stockholders of the Company. Although the Offeror currently intends to purchase shares of Common Stock pursuant to the Top-Up Option to the extent necessary for this purpose, there can be no assurance that the Offeror will ultimately do so.

Short-Form Merger. The KGCC provides that if a parent company owns at least 90% of each class of issued and outstanding stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, the Offeror and Parent directly or indirectly own at least 90% of the issued and outstanding shares of Common Stock on a fully diluted basis, Parent and the Offeror intend to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the KGCC (the “Short-Form Merger”). Pursuant to the Merger Agreement, following exercise and consummation of the Top-Up Option, Parent is required to cause the closing of the Merger to occur immediately after the exercise of the Top-Up Option, which would require a Short-Form Merger. If, however, the Offeror and Parent do not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under Kansas Law, a significantly longer period of time would be required to effect the Merger.

Appraisal Rights. Under the KGCC, holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time (such stockholders having not previously tendered their Shares in the Offer) will have the right to demand appraisal of their shares of Common Stock under the KGCC. Stockholders who comply with the applicable statutory procedures under the KGCC will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined fair value in cash, together with such fair rate of interest, if any, as the Kansas court may determine. Any such judicial determination of the fair value of the shares of Common Stock could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of shares of Common Stock. Stockholders should recognize that the fair value of their Shares as determined under Section 17-6712 could be higher, the same as, or lower than the price per Share paid pursuant to the Offer or the consideration per share of Common Stock to be paid in the Merger. Moreover, the Offeror may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of Common Stock is less than the price paid in the Offer or the Merger. For the avoidance of doubt, the Company, Parent and Merger Sub have acknowledged and agreed in the Merger Agreement that any impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares will not be taken into account in the determination of the fair value pursuant to Section 17-6712 of the KGCC. In the event that any holder of shares of Common Stock who properly demands appraisal under the KGCC fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the KGCC, the shares of Common Stock of such stockholder will thereafter be treated as if they had been converted into the right to receive (upon the surrender of the certificate(s) and book-entry shares representing such shares(s)) the per share consideration paid in the Merger, without interest.

The foregoing summary of appraisal rights under the KGCC does not purport to be a complete statement of law pertaining to appraisal rights under the KGCC or of the procedures to be followed by holders of Common Shares desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 17-6712 of the KGCC, which is reproduced in its entirety in Schedule II of this Offer to Purchase and incorporated by reference herein.

Additional notices regarding appraisal rights will be sent to non-tendering holders of Common Shares in connection with the completion of the Merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 17-6712 OF THE KGCC FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions. This rule may, under certain circumstances, be applicable to the Merger or another business combination between the Offeror (or its affiliates) and the Company following consummation of the Offer, however, based on the Offeror’s current expectations with respect to the Company, the Offeror does not believe that Rule 13e-3 will be applicable. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. It is expected that, initially following the Merger, the business and operations of the Surviving Corporation will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Surviving Corporation’s business, operations, capitalization and management with a view to optimizing development of the Surviving Corporation’s potential.

To the best knowledge of the Offeror and Parent, except for certain pre-existing agreements that will be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Offeror or the Company, on the other hand, existed as of the date of this Offer to Purchase, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

It is possible that certain members of the Company’s current management team will enter into new employment arrangements with the Company or the Surviving Corporation after the completion of the Offer and the Merger, respectively. Such arrangements may include the right to purchase or participate in the equity of the Surviving Corporation or its affiliates. As of the date of this Offer to Purchase, there were no such employment arrangements between the existing management team and Parent or the Offeror (or any of their affiliates). There can be no assurance that any parties will reach an agreement on any terms, or at all.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 –“Purpose of the Offer, Plans for the Company,” and Section 13 –“Certain Effects of the Offer” Parent and the Offeror have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its Subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its Subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy, (iv) any other material change in the Company’s corporate structure or business, (v) changes to the composition of its management or board of directors, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Ownership of Shares. The purchase of Shares pursuant to the Offer and of shares of Common Stock pursuant to the subsequent Merger will result in all of the equity of the Surviving Corporation being held by Parent; provided, however, that Parent may award future grants of incentive equity securities to the Surviving Corporation’s management (“Management Incentive Equity”). As of the date of this Offer to Purchase, there was no agreement, arrangement or understanding between the Offeror, Parent, the Holding Partnership or Management VIII on the one hand, and any director or executive officer on the other hand, in respect of Management Incentive Equity. Because Parent will be beneficially owned by the Apollo Funds, the Apollo Funds will, indirectly, be the sole beneficiaries of the Surviving Corporation’s future earnings and growth and will bear the risks of its ongoing operations (subject to grants of Management Incentive Equity).

Market for the Shares. The purchase of Shares pursuant to the Offer and the subsequent Merger (including shares of Common Stock purchased pursuant to the exercise, if any, of the Top-Up Option) will result in all of the equity of the Surviving Corporation being held by Parent. Therefore, there will be no public market for the equity of the Surviving Corporation. Parent and the Offeror currently intend to seek to cause the Surviving Corporation to terminate the registration of the shares of Common Stock under the Exchange Act and listing of Shares on the NYSE as soon after the Effective Time as the requirements for termination of registration and listing are met. However, we may seek to terminate such registration and listing after the Offer Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger.

Stock Quotation. The shares of Common Stock are listed on the NYSE. However, the purchase of Shares pursuant to the Offer and of shares of Common Stock pursuant to the subsequent Merger will result in all of the equity of the Surviving Corporation being held by Parent. According to the published guidelines of the Financial Industry Regulatory Authority, the shares of Common Stock might no longer be eligible for continued inclusion in the NYSE if, among other things, the number of publicly-held shares of Common Stock falls below 750,000, the aggregate market value of the publicly-held shares of Common Stock is less than $5 million, or there are fewer than two market makers for the shares of Common Stock. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose. Parent and the Offeror currently intend to seek to cause the Surviving Corporation to terminate the registration of the shares of Common Stock under the Exchange Act and listing of shares of Common Stock on the NYSE as soon after the Effective Time as the requirements for termination of registration and listing are met. However, we may seek to terminate such registration and listing after the Offer Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger.

Margin Regulations. The shares of Common Stock are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares of Common Stock. If registration of the shares of Common Stock under the Exchange Act were terminated, the shares of Common Stock would no longer constitute “margin securities.” We will terminate the registration of shares of Common Stock under the Exchange Act immediately following the Effective Time, but we may seek to terminate such registration after the Offer Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger.

Exchange Act Registration. The shares of Common Stock are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the shares of Common Stock are neither listed on a national securities exchange nor held by 300 or more holders of record. We will terminate the registration of shares of Common Stock under the Exchange Act as soon after the Effective Time as the requirements for termination of registration are met, but we may seek to terminate such registration after the Offer Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger. The termination of registration of shares of Common Stock under the Exchange Act may substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. When registration of shares of Common Stock under the Exchange Act is terminated, the Shares will no longer be “margin securities” or be eligible for quotation on the NYSE.

Rights. Under the terms of the Rights Agreement, as soon as practicable following the occurrence of a Triggering Event, certificates representing Rights will be distributed to record holders of the Shares as of the close of business on the date of such Triggering Event. If a Triggering Event has occurred and the Rights separate from the shares of Common Stock, the foregoing discussion with respect to the effect of the Offer on the ownership of shares of Common Stock, the market for the shares of Common Stock, and Exchange Act registration would apply to the Rights in a similar manner. The Rights will cease to be exercisable immediately prior to the earlier of the Acceptance Time or the Effective Time.

14.	Certain Conditions of the Offer.

Capitalized terms used in this Section 14 –“Certain Conditions of the Offer,” but not defined herein have the respective meanings given to them in the Merger Agreement.

Notwithstanding any other provision of the Offer, the Offeror will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any rules and regulations) the payment for, any tendered Shares, and, subject to the provisions of the Merger Agreement, may terminate the Offer and not accept for payment any tendered Shares if:

(i) the Minimum Condition has not been satisfied,

(ii) the applicable waiting period under the HSR Act has not expired or been terminated,

(iii) Parent has not entered into Definitive Financing Agreements in an amount at least equal to the Required Amount, which amount will be available to Parent at the Offer Closing; or

(iv) after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist and are continuing as of the expiration of the Offer:

(a) (i) There is a pending legal action by any state or federal governmental authority seeking to challenge or make illegal or otherwise enjoin, prohibit, prevent, restrain or materially delay the consummation of the Offer or any of the other Transactions or (ii) there is any Restraint, whether temporary, preliminary or permanent, that would, or would reasonably be expected to, directly or indirectly, result in any of the consequences referred to in clause (i) above;

(b) (i) Certain representations and warranties of the Company relating to organization, standing and corporate power; capitalization; authority, non-contravention, voting requirements; absence of certain changes; brokers and other advisors; and state takeover laws are not accurate in all respects as of the date of the Merger Agreement and as of the Closing Date; (ii) certain representations and warranties of the Company relating to capitalization; opinion of the financial advisor and the rights plan are not accurate in all material respects as of the date of the Merger Agreement and as of the Closing Date; and (iii) all remaining representations and warranties of the Company, disregarding all qualifications relating to materiality or Material Adverse Effect, are not accurate such that the failure to be accurate has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of the Merger Agreement and as of the Closing Date.

(c) The Company has not performed or complied in all material respects with its obligations, agreements or covenants required to be performed or complied with under the Merger Agreement at or prior to the expiration of the Offer, and such breach or failure has not been cured at or prior to the expiration of the Offer;

(d) There has been any event, change, development, circumstance, occurrence, effect, condition or state of facts involving the Company or any of its Subsidiaries, taken as a whole, that has or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(e) There has been a Company Adverse Recommendation Change;

(f) If the Top-Up Option is necessary to ensure that Parent or Merger Sub owns at least 90% of the outstanding shares of Common Stock on a fully diluted basis immediately after the Offer Closing, either (i) there is a Top-Up Impediment or (ii) the shares of Company Common Stock issuable upon exercise of the Top-Up Option, together with the Shares validly tendered in the Offer and not properly withdrawn, are insufficient for the Offeror to reach at least ninety percent (90%) of the outstanding shares of Common Stock on a fully diluted basis immediately after the Offer Closing (after giving effect to the exercise of the Top-Up Option); or

(g) The Merger Agreement or the Offer has been terminated.

(h) The Company fails to deliver to Parent a certificate certifying that none of the conditions in paragraphs (b), (c), (d), (e) and (f) of this Section 14 –“Certain Conditions of the Offer” have occurred and are continuing.

(k) The Marketing Period has not been completed.

The foregoing conditions are for the sole benefit of Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and the Offeror, in whole or in part, at any time and from time to time (other than the Minimum Condition). The failure by Parent or the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

15.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 15, the Offeror is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 15, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Offeror is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Offeror’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Offeror or Parent as contemplated herein. Should any such approval or other action be required, the Offeror currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Offeror does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause the Offeror to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 14 –“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states (including Kansas, where the Company is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

As a Kansas corporation, the Company is subject to Section 17-12,100 et. seq. of the KGCC (which we refer to as the “Kansas business combination statute”). The Company has not opted out of the Kansas business combination statute. In general, the Kansas business combination statute would prevent an “interested stockholder” (generally defined in Section 17-12,100 of the KGCC as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 17-12,100 of the KGCC) with a Kansas corporation for a period of three years following the time such person became an “interested stockholder,” unless (i) certain conditions specified in the Kansas business combination statute are met or (ii) before such person became an interested stockholder, the corporation’s board of directors approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder.” The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, for purposes of the Kansas business combination statute.

The provisions of Sections 17-1286 to 17-1298 of the KGCC contain a control share acquisition statute (which we refer to as the “Kansas control share acquisition statute”). The Kansas control share acquisition statute generally provides that voting rights of shares of an “issuing public corporation” (as defined in the Kansas control share acquisition statute) acquired by a stockholder at specified ownership levels of at least 20%, 33-1/3% or 50% of the voting power with respect to shares of the corporation are denied, unless the acquiring person delivers an “acquiring person statement” to the corporation and a majority of the outstanding shares (not including shares held by the acquiring person, officers and employee directors of the corporation) authorize the voting rights for such shares at a special meeting of stockholders, subject to procedural and other requirements as are set forth in the Kansas control share acquisition statute. The Company has determined that it is not an “issuing public corporation” as defined in the Kansas control share acquisition statute, and has amended its bylaws to opt out of the Kansas control share acquisition statute.

The Offeror is not aware of any state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Offeror or any of its affiliates and the Company, the Offeror will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Offeror might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Offeror may not be obligated to accept for payment or pay for any tendered Shares. See Section 14 –“Certain Conditions of the Offer” of this Offer to Purchase.

United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) and the rules and regulations promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. Neither the Offer, the Merger nor the transactions contemplated thereby trigger any of the requirements under the HSR Act.

16.	Fees and Expenses.

Fees related to the Offer and the Merger. Parent and the Offeror have retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor the Offeror will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

17.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Offeror not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

The Offeror has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 –“Certain Information Concerning the Company” above.

Q Merger Sub Inc.

January 16, 2014

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

THE OFFEROR, PARENT, MANAGEMENT VIII, THE HOLDING PARTNERSHIP AND CONTROLLING ENTITIES

1.	The Offeror

The Offeror, a Kansas corporation, was formed on January 10, 2014, solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. The Offeror is a direct wholly owned subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of the Offeror is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

Directors and Executive Officers of the Offeror

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Offeror are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Scott I. Ross Vice-President, Treasurer and Director	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Ross is a Partner of Apollo having joined in 2004. Prior to that time, Mr. Ross was a member of the Principal Investment Area (“PIA”) in the Merchant Banking Division of Goldman, Sachs & Co. Prior to PIA, Mr. Ross was a member of the Principal Finance Group in the Fixed Income, Currencies and Commodities Division of Goldman, Sachs & Co. Mr. Ross serves on the board of directors of Evertec, Inc. and Great Wolf Resorts Inc. Mr. Ross graduated magna cum laude from Georgetown University with a BA in Economics and was elected to Phi Beta Kappa.

Lance A. Milken Vice President, Treasurer and Director	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Milken is a Partner of Apollo having joined in 1998. Mr. Milken serves on the board of directors of Claire’s Stores and has previously served on the board of directors of CKE Restaurants. Mr. Milken is also a member of the Milken Institute and Brentwood School Board of Trustees. Mr. Milken graduated cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business.

Laurie Medley Vice President and Secretary	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Ms. Medley is the General Counsel of Private Equity of Apollo having joined in 2006. Prior to that time, Ms. Medley was associated with the law firms of O’Sullivan, LLP from 2001 to 2002, O’Melveny & Myers LLP from 2002 to 2006 and Akin Gump Strauss Hauer & Feld LLP during 2006. Ms. Medley serves on the board of directors of Taos Ski Valley. Ms. Medley graduated cum laude from the University of Mississippi with a BA in Education and summa cum laude with a JD from Vermont Law School.

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Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Katherine Gregory Newman Vice President and Assistant Secretary	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Katherine Gregory Newman is tax counsel for Apollo specializing in tax matters with respect to Apollo’s private equity funds, their investors and their investments worldwide. She also advises Apollo Global Management on tax matters related to its management company and general partner interests. Ms. Newman joined Apollo in 2010. Prior to joining Apollo she was a tax associate at the law firm of Akin Gump Strauss Hauer & Feld LLP. Ms. Newman received her JD from Georgetown University Law Center and her AB from Harvard University, magna cum laude.

2.	Parent

Parent, a Delaware corporation, was formed on January 10, 2014, solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. Parent is a wholly owned subsidiary of the Holding Partnership. Parent has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of Parent is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

Directors and Executive Officers of Parent

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Scott I. Ross President, Chairman and Director	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule I.	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule I.

Lance A. Milken Vice President, Treasurer and Director	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule I.	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule I.

Laurie Medley Vice President and Secretary	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule I.	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule I.

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Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Katherine Gregory Newman Vice President and Assistant Secretary	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule I.	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule I.

3.	Holding Partnership

The Holding Partnership, a Delaware limited partnership, was formed on January 9, 2014, solely for the purpose of completing the proposed Offer and the Merger and serving as an investment vehicle for the Apollo Funds, and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Management VIII serves as the manager of the Holding Partnership. All of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain Apollo Funds, which are also managed by Management VIII. The Holding Partnership has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of the Holding Partnership is c/o Apollo Advisors VIII, L.P., One Manhattanville Road, Suite 201, Purchase, New York 10577. The telephone number at the principal office is 914-694-8000.

4.	Management VIII

Management VIII is a Delaware limited partnership that serves as the manager of Apollo Investment Fund VIII, L.P. and other Apollo investment funds, including the Apollo Funds that are limited partners in the Holding Partnership, and as the manager of the Holding Partnership. The general partner of Management VIII is AIF VIII Management, LLC (“AIF VIII LLC”). Apollo Management, L.P. (“Apollo LP”) is the sole member and manager of AIF VIII LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP,” and together with Management VIII, AIF VIII LLC, Apollo LP, Management GP and Management Holdings, the “Apollo Management Entities”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers of Management Holdings GP. The principal office address of each of the Apollo Management Entities is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

The principal business of Management VIII is managing the Holding Partnership, the Apollo Funds and other Apollo investment funds. The principal business of AIF VIII LLC is serving as the general partner of Management VIII. The principal business of Apollo LP is serving as the sole member and manager of AIF VIII LP and other Apollo Management Entities. The principal business of Management GP is serving as the general partner of Apollo LP. The principal business of Management Holdings is serving as the sole member and manager of Management GP and other Apollo Management Entities. The principal business of Management Holdings GP is serving as the general partner of Management Holdings LP.

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Managers and Principal Executive Officers of Management Holdings GP

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the managers and principal executive officers of Management Holdings GP are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Leon Black	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Black is the Chairman of the Board , Chief Executive Officer and a Director of Apollo Global Management, LLC and a Managing Partner of Apollo Management, L.P. which he founded in 1990 to manage investment capital on behalf of a group of institutional investors, focusing on corporate restructuring, leveraged buyouts, and taking minority positions in growth-oriented companies. From 1977 to 1990, Mr. Black worked at Drexel Burnham Lambert Incorporated, where he served as Managing Director, head of the Mergers & Acquisitions Group and co-head of the Corporate Finance Department. He serves on the boards of directors of Apollo Global Management, LLC, The New York City Partnership and the general partner of AP Alternative Assets. Mr. Black is a trustee of The Museum of Modern Art, Mt. Sinai Hospital, The Metropolitan Museum of Art and The Asia Society. He is also a member of The Council on Foreign Relations and is a member of the Board of Faster Cures and the Port Authority Task Force. Mr. Black has previously served on the board of directors of Sirius XM Radio. He graduated summa cum laude from Dartmouth College in 1973 with a major in Philosophy and History and received an MBA from Harvard Business School in 1975.

Joshua Harris	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Harris is a Senior Managing Director and Director of Apollo Global Management, LLC and Managing Partner of Apollo Management, L.P. which he co-founded in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated. Mr. Harris currently serves on the boards of directors of Apollo Global Management, LLC and Berry Plastics Group Inc. Mr. Harris has previously served on the boards of directors of EP Energy, LyondellBasell Industries B.V., CEVA Group plc, Momentive Performance Materials Holdings LLC, the holding company for Constellium, Verso Paper, Metals USA, Nalco Corporation, Allied Waste Industries, Pacer International, General Nutrition Centers, Furniture Brands International, Compass Minerals Group, Alliance Imaging, NRT Inc., Covalence Specialty Materials, United Agri Products, Quality Distribution, Whitmire Distribution, and Noranda Aluminum. Mr. Harris is a member of The Federal Reserve Bank of New York Investors Advisory Committee on Financial Markets. He is a member of the Council on Foreign Relations. Mr. Harris serves as Chairman of the Department of Medicine Advisory Board for The Mount Sinai Medical Center and is on the Board of Trustees of the Mount Sinai Medical Center. He is a member of The University of

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Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History

Pennsylvania’s Wharton Undergraduate Executive Board and is on the Board of Trustees for The Allen-Stevenson School and Harvard Business School. Mr. Harris is on the Board of Trustees for the United States Olympic Committee. He is the Managing Partner of the Philadelphia 76ers and the Managing Member of the New Jersey Devils. Mr. Harris graduated summa cum laude and Beta Gamma Sigma from the University of Pennsylvania’s Wharton School of Business with a BS in Economics and received his MBA from the Harvard Business School, where he graduated as a Baker and Loeb Scholar.

Marc Rowan	c/o Apollo Global Management, LLC 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Rowan is a Senior Managing Director and Director of Apollo Global Management, LLC and Managing Partner of Apollo Management, L.P., which he co-founded in 1990. Prior to that time, Mr. Rowan was a member of the Mergers & Acquisitions Group of Drexel Burnham Lambert Incorporated, with responsibilities in high yield financing, transaction idea generation and merger structure negotiation. Mr. Rowan currently serves on the boards of directors of the general partner of AP Alternative Assets, L.P., Apollo Global Management, LLC, Athene Holding Ltd., Caesars Entertainment Corp., Norwegian Cruise Lines and Beats Music. He has previously served on the boards of directors of AMC Entertainment, Inc., CableCom Gmbh., Countrywide PLC, Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications, Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is a founding member and Chairman of Youth Renewal Fund and a member of the Board of Overseers of The Wharton School. He serves on the boards of directors of Jerusalem Online and the New York City Police Foundation. Mr. Rowan graduated Summa Cum Laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance.

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SCHEDULE II

SECTION 17-6712 OF THE KANSAS GENERAL CORPORATION CODE

Section 17-6712. Appraisal rights for shares of stock of constituent corporation in a merger or consolidation; perfection; petition for determination of value of stock of all stockholders, procedure, determination by court.

(a) When used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

(b) (1) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to K.S.A. 17-6701, and amendments thereto, other than a merger effected pursuant to subsection (g) of K.S.A. 17-6701, and amendments thereto, K.S.A. 17-6702, 17-6704, 17-6707, 17-6708 or 17-7703, and amendments thereto, except that: (A) No appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, inc., or held of record by more than 2,000 holders; (B) no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of K.S.A. 17-6701, and amendments thereto.

(2) Notwithstanding the provisions of subsections (b)(1)(A) and (b)(1)(B), appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to K.S.A. 17-6701, 17-6702, 17-6704, 17-6707, 17-6708 and 17-7703, and amendments thereto, to accept for such stock anything except:

(A)	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect of such shares of stock;

(B)	shares of stock of any other corporation, or depository receipts in respect of such shares of stock, which shares of stock, or depository receipts in respect of such shares of stock, or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, inc. or held of record by more than 2,000 holders;

(C)	cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (A) and (B); or

(D)	any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (A), (B) and (C).

(3) In the event all of the stock of a subsidiary Kansas corporation party to a merger effected under K.S.A. 17-6703, and amendments thereto, is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Kansas corporation.

(c) Any corporation may provide in its articles of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its articles of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the articles of incorporation contains such a provision, the

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procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to K.S.A. 17-6518 or K.S.A. 17-6703, and amendments thereto, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either: (A) Each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation; or (B) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) and who is otherwise entitled to appraisal rights, may file a petition in the district court demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to

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accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsection (a) and (d), upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d), whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the clerk of the court in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The clerk of the court, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the county in which the court is located or such publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the clerk of the court for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) and who has submitted such stockholder’s certificates of stock to the clerk of the court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The court’s decree may be enforced as other decrees in the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any state.

(j) The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a stockholder, the court may order all or a portion of the

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expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e), or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the district court shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

History: L. 1972, ch. 52, § 90; L. 1973, ch. 100, § 9; L. 1986, ch. 399, § 14; L. 1996, ch. 135, § 2; L. 2004, ch. 143, § 56; Jan. 1, 2005.

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Manually signed facsimiles of the appropriate Letter of Transmittal, properly completed, will be accepted. The appropriate Letter of Transmittal and, if Shares to be tendered are certificated, certificates evidencing shares of Common Stock, and, if certificates have been issued in respect of Rights prior to the Offer Expiration Date, certificates representing the associated Rights, and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letters of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com